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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                              CARNEGIE GROUP, INC.
                           (Name of Subject Company)

                              CARNEGIE GROUP, INC.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                  143497 10 5
                     (Cusip Number of Class of Securities)

  DENNIS YABLONSKY PRESIDENT AND CHIEF EXECUTIVE OFFICER CARNEGIE GROUP, INC.
          FIVE PPG PLACE PITTSBURGH, PENNSYLVANIA 15222 (412) 642-6900
 (Name and Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

                                WITH A COPY TO:

                             MARLEE S. MYERS, ESQ.
                              ERIC D. KLINE, ESQ.
                          MORGAN, LEWIS & BOCKIUS LLP
                         ONE OXFORD CENTRE, 32ND FLOOR
                 PITTSBURGH, PENNSYLVANIA 15219 (412) 560-3300

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ITEM 1. SECURITY AND SUBJECT COMPANY.

  The name of the subject company is Carnegie Group, Inc., a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is Five PPG Place, Pittsburgh, Pennsylvania 15222. The title of the class of equity securities to which this statement relates is the common stock, par value $.01 per share, of the Company (the "Shares").

ITEM 2. TENDER OFFER OF THE PURCHASER.

  This statement relates to a tender offer by Logica, Inc., a Delaware corporation ("Parent"), and Logica Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Parent (the "Purchaser"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated October 7, 1998 (the "Schedule 14D-1"), to purchase all outstanding Shares at $5.00 per Share, net to the seller in cash, less applicable withholding taxes, if any, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 7, 1998 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer").

  Parent has formed the Purchaser in connection with the Offer and the Merger Agreement (as such term is hereinafter defined). Parent is a wholly-owned subsidiary of Logica plc, a public limited company organized under the laws of England ("Logica plc" and, together with its subsidiaries, "Logica").

  The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of September 30, 1998 (the "Merger Agreement"), among Parent, the Purchaser and the Company. The Merger Agreement provides, among other things, that as soon as practicable after the consummation of the Offer and satisfaction or waiver of certain conditions, the Purchaser will be merged with and into the Company (the "Merger"), with the Company as the surviving corporation (the "Surviving Corporation"). A copy of the Merger Agreement is attached hereto as Exhibit (c)(1) and incorporated herein by reference.

  Based on the information in the Schedule 14D-1, the principal executive offices of each of Parent and the Purchaser are located at 32 Hartwell Avenue, Lexington, Massachusetts 02173.

ITEM 3. IDENTITY AND BACKGROUND.

  (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

  (b) Each material contract, agreement, arrangement and understanding between the Company or its affiliates and its executive officers, directors or affiliates is described below.

  The Purpose of the Offer. The purpose of the Offer and the Merger is for Parent to acquire control of, and the entire equity interest in, the Company. The Offer and the Merger Agreement are intended to increase the likelihood that the Merger will be effected as promptly as practicable. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer.

  The Merger Agreement. The Merger Agreement provides for the commencement of the Offer as promptly as practicable after the date of the Merger Agreement, but in any event not later than five business days following the public announcement of the Offer. The obligation of Parent to cause the Purchaser to commence the Offer and to accept for payment any Shares tendered pursuant to the Offer is subject to the satisfaction of certain conditions, which are described below.

  The Merger. The Merger Agreement provides that, as soon as practicable following fulfillment or waiver of the conditions described below under "Conditions to the Merger," the Purchaser will be merged with and into the Company, which will be the Surviving Corporation, and each then-outstanding Share not owned by Parent, the Purchaser or any other direct or indirect subsidiary of Parent (other than those Shares held in the treasury of the Company and Shares held by holders who perfect any appraisal rights that they may have under the Delaware General Corporation Law (the "DGCL")) will be canceled and retired and be converted into a right to receive the Merger Consideration.

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  Vote Required to Approve Merger. Under the DGCL, the Merger requires the approval of the holders of at least a majority of outstanding Shares. If the Minimum Share Condition (as hereinafter defined) is satisfied, the Purchaser will own a majority of the Shares and accordingly will have sufficient voting power to effect the approval of the Merger by holders of Shares without the affirmative vote of any other such holder.

  The Company has agreed in the Merger Agreement to take all action necessary in accordance with applicable law and its Restated Certificate of Incorporation and Amended and Restated By-Laws to convene a meeting of its stockholders promptly after the purchase of Shares pursuant to the Offer to consider and vote upon the approval of the Merger, if such stockholder approval is required by applicable law. Parent and the Purchaser have agreed in the Merger Agreement that, at any such meeting, all of the Shares then beneficially owned by Parent, the Purchaser or any other direct or indirect subsidiary of Parent will be voted in favor of the Merger. Under the Merger Agreement, subject to the applicable fiduciary duties of the Board of Directors of the Company (the "Company Board"), the Company will recommend that the Company's stockholders approve the Merger if such stockholder approval is required.

  Conditions to the Merger. The Merger Agreement provides that the obligations of the Company, Parent and the Purchaser to consummate the Merger are subject to the satisfaction of the following conditions: (i) the stockholders of the Company will have duly approved the Merger and adopted the Merger Agreement, if and as required by applicable law; (ii) the Purchaser will have accepted for payment and purchased all Shares validly tendered and not withdrawn pursuant to the Offer, and such Shares will satisfy the Minimum Share Condition (the Minimum Share Condition being satisfied upon there being validly tendered and not withdrawn prior to the expiration of the Offer that number of Shares which would represent at least a majority of all outstanding Shares on a fully diluted basis); (iii) all necessary approvals, authorizations and consents of any governmental or regulatory entity required to consummate the Merger will have been obtained and remain in full force and effect, and all waiting periods relating to such approvals, authorizations and consents will have expired or been terminated; (iv) the consummation of the Merger will not be precluded by any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority which would make the consummation of the Merger illegal or otherwise prevent the consummation of the Merger; and (v) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (collectively, the "HSR Act") will have expired or been terminated.

  Termination of the Merger Agreement. The Merger Agreement may be terminated and the Merger may be abandoned, notwithstanding any prior approval of the Merger Agreement or of the Merger by the stockholders of the Company, (i) by the mutual consent of Parent or the Purchaser and the Company; (ii) by Parent and the Purchaser, on the one hand, or the Company, on the other hand, if the Offer is terminated, withdrawn or expires pursuant to its terms without any Shares having been purchased thereunder, provided, however, that the right to terminate the Merger Agreement pursuant to this clause will not be available
(a) to any party if such party materially breaches the Merger Agreement, or
(b) if an order, decree or ruling or any action (which order, decree, ruling or other action the Company, Parent and the Purchaser will use their best efforts to lift) by any Governmental Entity (as such term is defined in the Merger Agreement) permanently restrains, enjoins or otherwise prohibits the acceptance for payment of, or payment for, Shares pursuant to the Offer or the Merger, (iii) by the Company, (a) if (I) Parent or the Purchaser fails to commence the Offer on or prior to five business days following the date of the initial public announcement of the Offer, (II) Parent or the Purchaser will not have purchased Shares pursuant to the Offer by December 31, 1998, or (III) the Offer will have been terminated without Parent or the Purchaser having purchased any Shares in the Offer, (b) in connection with the Company entering into a definitive agreement to effect a Superior Proposal (as such term is hereinafter defined), provided, however, that written notice will have been provided by the Company to Parent not later than 12:00 noon two business days in advance of any date the Company intends to exercise its termination rights and enter into such agreement (which notice will specify proposed terms of such agreement and the identity of the persons making such proposal), and provided further, however, that the Company, prior to any such termination, will have made payment to Parent of the Termination Fee and Parent Expenses (as such terms are hereinafter defined), or (c) if

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Parent or the Purchaser breaches in any material respect any of their respective representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach cannot be or has not been cured within 15 days after the giving of written notice to Parent or the Purchaser, except, in any case, for breaches which are not reasonably likely to affect adversely Parent's or the Purchaser's ability to consummate the Offer or the Merger, provided, however, that no cure period will be applicable under any circumstances to (iii)(a) above; (iv) by Parent and the Purchaser, if (a) prior to the commencement of the Offer, due to an occurrence that if occurring after the commencement of the Offer would result in a failure to satisfy any of the offer conditions set forth in the Merger Agreement, under circumstances in which such failure could not reasonably be expected to be cured within 15 days after the giving of written notice by Parent or the Purchaser, Parent or the Purchaser fails to commence the Offer on or prior to five business days following the date of the initial public announcement of the Offer, (b) prior to the purchase of Shares pursuant to the Offer, the Company breaches any representation, warranty, covenant or other agreement contained in the Merger Agreement which breach (I) cannot be or has not been cured within 15 days after the giving of written notice to the Company, and
(II) would give rise to the failure of an offer condition set forth in paragraph (c) or (e) of Annex A of the Merger Agreement; or (c) prior to the purchase of Shares pursuant to the Offer, Parent or the Purchaser is entitled to terminate the Offer as a result of (I) an occurrence that would result in a failure to satisfy any of the offer conditions set forth in the Merger Agreement, or (II) in the case of the offer conditions set forth in paragraphs
(c) and (e) of Annex A of the Merger Agreement, the failure of any such condition under circumstances in which such failure could not reasonably be expected to be cured within 15 days after the giving of written notice to the Company.

  Other Offers. The Company has agreed in the Merger Agreement that except as explicitly permitted under the Merger Agreement, the Company will not (and will cause each of its subsidiaries not to), directly or indirectly, and will not authorize or permit any of the respective officers, directors, employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it to, directly or indirectly, solicit, initiate or encourage (including by way of furnishing non-public information), or take any other action to facilitate, any inquiries or the making of any proposal or offer that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal (as such term is hereinafter defined), or participate in any discussions or negotiations regarding an Acquisition Proposal.

  Notwithstanding anything contained in the Merger Agreement, the Company will not be prohibited by the Merger Agreement from (i) furnishing non-public information to, or entering into discussions or negotiations with, any person or entity that makes an unsolicited written Acquisition Proposal that would reasonably likely lead to a Superior Proposal if, and only to the extent that,
(a) the Company Board, after consultation with and based upon the advice of independent legal counsel, determines in good faith that the failure to take such action could reasonably be expected to be a breach of the Company Board's fiduciary duties under applicable law and (b) prior to furnishing such non-public information to, or entering into discussions or negotiations with, such person or entity, the Company receives from such person or entity an executed confidentiality agreement in reasonably customary form on terms not more favorable to such person or entity than the terms contained in the Confidentiality Agreement (as hereinafter defined); (ii) complying with Rule 14e-2 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with regard to a tender or exchange offer; (iii) making such disclosure to the Company's stockholders, as in the good faith judgment of the Company Board, after consultation with and based upon the advice of independent legal counsel is required by applicable law; or (iv) withdrawing or modifying its recommendations, consents or approvals with respect to the Offer, the Merger Agreement and the Merger, approving or recommending an Acquisition Proposal to its stockholders or causing the Company to enter into any letter of intent, agreement in principle, acquisition agreement or other agreement with respect to an Acquisition Proposal (except for the Confidentiality Agreement) if there is a Superior Proposal outstanding, and the Company Board, after consultation with and based upon the advice of independent legal counsel, determines in good faith that the failure to take such action could reasonably be expected to be a breach of the Company Board's fiduciary duties under applicable law. The Company has agreed in the Merger Agreement that it will promptly (but in any event within one day) advise Parent orally and in writing of any Acquisition Proposal (including amendments or proposed amendments) or any inquiry regarding

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the making of an Acquisition Proposal including any request for information, the material terms and conditions of such request, Acquisition Proposal or inquiry. In addition, the Company has agreed that it will promptly (but in any event within one day) keep Parent fully informed of the status and details (including amendments or proposed amendments) of any such request, Acquisition Proposal or inquiry.

  For purposes of the Merger Agreement, the term "Acquisition Proposal" shall mean any proposed or actual (i) merger, consolidation or similar transaction involving the Company, (ii) sale, lease or other disposition, directly or indirectly, by merger, consolidation, share exchange or otherwise, of any assets of the Company or any of its subsidiaries representing 15% or more of the consolidated assets of the Company and its subsidiaries, (iii) issue, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing 15% or more of the votes associated with the outstanding securities of the Company, (iv) transaction in which any person shall acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange
Act), or the right to acquire beneficial ownership, or any "group" (as such term is defined under the Exchange Act) shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, 15% or more of the outstanding Shares, (v) recapitalization, restructuring, liquidation, dissolution, or other similar type of transaction with respect to the Company or any of the Company's subsidiaries, or (vi) transaction which is similar in form, substance or purpose to any of the transactions contemplated by the Offer and the Merger Agreement; provided, however, that the term "Acquisition Proposal" shall not include the Offer, the Merger Agreement and the transactions contemplated thereby.

  For purposes of the Merger Agreement, the term "Superior Proposal" means any bona fide Acquisition Proposal, which is not subject to the receipt of any necessary financing and which the Company Board determines in its good faith judgment, based on the advice from an independent financial advisor, is superior to the Company's stockholders from a financial point of view to the Offer and the Merger.

  Fees and Expenses. Except as otherwise provided in the Merger Agreement, whether or not the Offer or the Merger is consummated, all fees, costs and expenses incurred in connection with the Offer, the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such cost or expense. Notwithstanding the foregoing, upon consummation of the Merger, Parent may be reimbursed by the Company for all costs and expenses incurred by Parent and the Purchaser in connection with the Offer, the Merger Agreement and the transactions contemplated thereby. If the Merger Agreement is terminated as a result of (i) a willful breach by the Company of any representation, warranty, covenant or other agreement contained in the Merger Agreement prior to the purchase of Shares pursuant to the Offer, which breach
(a) cannot be or has not been cured within 15 days after giving written notice to the Company, or (b) would give rise to the failure of an offer condition set forth in paragraph (c) or (e) of Annex A to the Merger Agreement; or (ii) the Company entering into a definitive agreement to effect a Superior Proposal, provided, however, that written notice will have been provided by the Company to Parent no later than 12:00 noon two business days in advance of any date that it intends to exercise its termination rights and enter into such agreement (which notice shall specify proposed terms of such agreement and the identity of the persons making such proposal), and provided further, however, that the Company, prior to any such termination, will make a cash payment to Parent of $2,000,000 (the "Termination Fee") plus Parent's out-of-pocket costs and expenses, including without limitation, fees and disbursements of its outside legal counsel, investment bankers, accountants and other consultants retained by or on behalf of Parent together with the other out-of-pocket costs incurred by it in connection with analyzing, structuring, participating in the negotiations of the terms and conditions, arranging financing, conducting due diligence, and other activities related to the Offer and the Merger and the transactions contemplated thereby, including, without limitation, commitment fees paid to potential lenders (collectively, the "Parent Expenses") provided, however, that the aggregate amount of all Parent Expenses to be reimbursed by the Company shall not exceed $1,000,000. Any Termination Fee or Parent Expenses will be payable by the Company to Parent (by wire transfer of immediately available funds to an account designated by Parent) within two business days after demand by Parent.

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  Conduct of the Company's Business Until the Effective Time. The Merger
Agreement provides that during the period from the date of the Merger Agreement until the time at which the Merger is effective (the "Effective Time"), except as otherwise provided in the Merger Agreement, the Company will, and will cause each of its subsidiaries to, conduct their respective businesses in the regular and ordinary course, consistent with past practice, use their best efforts to preserve intact the present business organization of the Company and each of its subsidiaries, to keep available the services of each of their present advisors, managers, officers and employees, and to preserve the goodwill of those having business relationships with the Company or its subsidiaries. The Merger Agreement further provides that, from the date of the Merger Agreement until the Effective Time, except as consented in writing to by Parent, or as expressly provided in the Merger Agreement, the Company will not, and will not permit any of its subsidiaries to, (i)(a) declare, set aside or pay any dividend or other distribution (whether in cash, stock, or property or any combination thereof) in respect of any of its capital stock, (b) split, combine or reclassify any of its capital stock, or
(c) repurchase, redeem or otherwise acquire any of its securities, except, in the case of clause (c), for the acquisition of Shares from holders of Options (as hereinafter defined) in full or partial payment of the exercise price payable by such holders upon exercise of Options outstanding on the date of the Merger Agreement; (ii) authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any stock of any class or any other securities (including indebtedness having the right to vote) or equity equivalents (including, without limitation, stock appreciation rights) (other than the issuance of Shares upon the exercise of Options outstanding on the date of the Merger Agreement in accordance with their present terms); (iii) acquire, sell, lease, encumber, transfer or dispose of any assets outside the ordinary course of business which are material to the Company or any of its subsidiaries (whether by asset acquisition, stock acquisition or otherwise), except pursuant to obligations in effect on the date of the Merger Agreement which have been disclosed in writing to Parent and the Purchaser prior to the date of the Merger Agreement; (iv)(a) incur any amount of indebtedness for borrowed money, guarantee any indebtedness, issue or sell debt securities or warrants or rights to acquire any debt securities, guarantee (or become liable for) any debt of others, make any loans, advances or capital contributions, mortgage, pledge or otherwise encumber any material assets, create or suffer any material lien thereupon other than in the ordinary course of business consistent with prior practice, or (b) incur any short-term indebtedness for borrowed money, except, in each such case, pursuant to credit facilities in existence on the date of the Merger Agreement which have been disclosed in writing to Parent and the Purchaser prior to the date of the Merger Agreement and set forth in the Company disclosure schedules to the Merger Agreement, and as necessary to carry on the Company's business in the usual, regular and ordinary course, consistent with past practice; (v) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than any payment, discharge or satisfaction (a) in the ordinary course of business consistent with past practice, or (b) in connection with the Offer, the Merger Agreement and the transactions contemplated thereby; (vi) change any of the accounting principles or practices used by it (except as required by generally accepted accounting principles, in which case written notice shall be provided to Parent and Purchaser prior to any such change); (vii) except as required by law, (a) enter into, adopt, amend or terminate any Company Benefit Plan (as such term is defined in the Merger Agreement), (b) enter into, adopt, amend or terminate any agreement, arrangement, plan or policy between the Company or any of its subsidiaries and one or more of their directors or officers, or (c) except for normal increases in the ordinary course of business consistent with past practice, increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any Company Benefit Plan or arrangement as in effect as of the date hereof; (viii) adopt any amendments to the Restated Certificate of Incorporation of the Company and the Amended and Restated Bylaws of the Company, except as expressly provided by the terms of this Agreement; (ix) enter into a new agreement or amend any existing agreement which could reasonably be expected to have a Company Material Adverse Effect (as such term is hereinafter defined); (x) adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, merger, consolidation, restructuring, recapitalization or reorganization; (xi) enter into or amend, extend or otherwise alter any collective bargaining agreement;
(xii) settle or compromise any litigation (whether or not commenced prior to the date of the Merger Agreement) other than settlements or compromises or litigation where the amount paid (after giving effect to insurance proceeds actually received) in settlement or compromise does not exceed $10,000; (xiii) grant any new or modified severance or termination arrangement or increase or

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accelerate any benefits payable under its severance or termination pay policies in effect on the date hereof, except as required under the present terms of any employment agreement or severance agreement in effect on the date of the Merger Agreement; (xiv) enter into any transaction, contract or arrangement with any affiliate, except as required under the present terms of any contract or arrangement with any such affiliate in effect on the date of the Merger Agreement; (xv) enter into any other material agreement outside the ordinary course of business; (xvi) enter into an agreement to take any of the actions stated in clauses (i) through (xv) above; or (xvii) authorize any of, or commit or agree to take any of, or take any corporate action in furtherance of, any of the actions stated in clauses (i) through (xv) above.

  Board Representation. The Merger Agreement provides that, promptly upon the purchase of Shares pursuant to the Offer, Parent will be entitled to designate such number of directors, rounded up to the next whole number, on the Company's Board as is equal to the product of (i) the total number of directors on the Company Board (after giving effect to the directors designated by Parent pursuant to this sentence) and (ii) the percentage that the total votes represented by such number of Shares in the election of directors of the Company so purchased bears to the total votes represented by the number of Shares outstanding. In furtherance thereof, the Company will, upon request by Parent, promptly increase the size of the Company Board and/or exercise its best efforts to secure the resignations of such number of its directors as is necessary to enable Parent's designees to be elected to the Company Board and will take all actions to cause Parent's designees to be so elected to the Company Board. At such time, the Company will also cause persons designated by Parent to constitute at least the same percentage (rounded up to the next whole number) as is on the Company Board of (a) each committee of the Company Board, (b) each board of directors (or similar body) of each of the Company's subsidiaries, and (c) each committee (or similar body) of each such board. The Company will take, at its expense, all action required pursuant to Section 14(f) and Rule 14f-1 of the Exchange Act in order to fulfill its obligations and will include in the Schedule 14D-9 to its stockholders such information with respect to the Company and its officers and directors as is required by such Section 14(f) and Rule 14f-1. Parent will supply to the Company in writing and be solely responsible for any information with respect to itself and its nominees, officers, directors and affiliates required by such Section 14(f) and Rule 14f-1. The foregoing provisions are in addition to and do not limit any rights which the Purchaser, Parent or any of their affiliates may have as a holder or beneficial owner of Shares as a matter of law with respect to the election of directors or otherwise. In the event that Parent's designees are elected to the Company Board, until the Effective Time, the Company Board will have at least three directors who are directors on the date hereof (the "Independent Directors"), provided that, in such event, if the number of Independent Directors will be reduced below three for any reason whatsoever, any remaining Independent Directors (or Independent Director, if there be only one remaining) will be entitled to designate persons to fill such vacancies who will be deemed to be Independent Directors for purposes of this Agreement or, if no Independent Director then remains, the other directors will designate three persons to fill such vacancies who will not be stockholders, affiliates or associates of Parent or Purchaser and such persons will be deemed to be Independent Directors for purposes of the Merger Agreement. Notwithstanding anything in the Merger Agreement to the contrary, in the event that Parent's designees are elected to the Company Board, after the acceptance for payment of Shares pursuant to the Offer and prior to the Effective Time, the affirmative vote of a majority of the Independent Directors will be required to (i) amend or terminate the Merger Agreement by the Company, (ii) exercise or waive any of the Company's rights, benefits or remedies hereunder, or (iii) extend the time for performance of Parent's and the Purchaser's respective obligations hereunder.

  Options. The Merger Agreement provides that each option (collectively, the "Options") granted under the Company's 1989 Stock Option Plan (the "1989 Plan"), 1995 Stock Option Plan (the "1995 Plan") and Long-Term Incentive Stock Option Plan (the "Long-Term Plan" and, together with the 1989 Plan and the 1995 Plan, the "Stock Option Plans") which is outstanding (whether or not currently exercisable), as of immediately prior to the Effective Time and which has not been exercised or canceled prior thereto will at the Effective Time, be canceled and upon the surrender and cancellation of the option agreement presenting such Option and delivery of an Option Termination (as such term is defined in the Merger Agreement), Parent shall pay to the holder thereof cash in an amount equal to the product of (i) the number of Shares provided for in such Option and (ii) the excess, if any, of the Merger Consideration over the exercise price per Share provided for in such Option,

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which cash payment will be treated as compensation and will be net of any applicable federal or state withholding tax (the "Option Consideration"). The Company will take all actions necessary to ensure that (i) all Options, to the extent not exercised prior to the Effective Time, will terminate and be canceled as of the Effective Time and thereafter be of no further force or effect, (ii) no Options are granted after the date of the Merger Agreement, and (iii) at the Effective Time, the Stock Option Plans and all Options issued thereunder will terminate.

  The Merger Agreement further provides that except as may be otherwise agreed to by Parent or the Purchaser and the Company, the Stock Option Plans and the Company's 1995 Employee Stock Purchase Plan (the "Purchase Plan") will terminate as of the Effective Time, the provisions in any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any of its subsidiaries will be deleted as of the Effective Time, and no holder of Options or any participant in any Stock Option Plan or the Purchase Plan or any other plans, programs or arrangements will have any right thereunder to acquire any equity securities of the Company, the Surviving Corporation or any subsidiary thereof. In connection with the foregoing, Parent, the Purchaser and the Company agreed that participants in the Purchase Plan will not be entitled to purchase any shares under the Purchase Plan for the period beginning October 1, 1998 and ending on the Effective Time, and after the Effective Time, any amounts which have been withheld from participants under the Purchase Plan will be returned without interest to such participants.

  Employee Benefits. The Merger Agreement provides that except as may otherwise be agreed to by the parties to the Merger Agreement, after the closing of the Merger, Parent will cause the Purchaser or the Company to honor all obligations under the existing terms of the employment and severance agreements to which the Company or any of its subsidiaries is currently a party. For a period of up to twelve months following the Effective Time as determined by Parent in its sole discretion (the "Transition Period"), employees of the Company will continue to participate in the employee benefit plans of the Company on substantially similar terms to those currently in effect. Following the Transition Period, the Company's employees will be permitted to participate in the employee benefit plans of Parent as in effect on the date thereof on terms substantially similar to those provided to employees of Parent. The Merger Agreement further provides that if any employee of the Company or of any of the Company's subsidiaries becomes a participant in any employee benefit plan, practice or policy of Parent, any of its affiliates or the Surviving Corporation, such employee will be given credit under such plan for all service prior to the Effective Time with the Company and the Company's subsidiaries and prior to the time such employee becomes such a participant, for purposes of eligibility (including, without limitation, waiting periods) and vesting but not for any other purposes for which such service is either taken into account or recognized (including, without limitation, benefit accrual); provided, however, that such employee will be given credit for such service for purposes of any vacation policy. In addition, if any employees of the Company or any of the Company's subsidiaries employed as of the closing date of the Merger become covered by a medical plan of Parent, any of its affiliates or the Surviving Corporation, such medical plan will not impose any exclusion on coverage for preexisting medical conditions with respect to these employees.

  Indemnification. The Merger Agreement provides that all rights to indemnification existing in favor of, and all limitations on the personal liability of the directors, officers, employees and agents of the Company and its subsidiaries provided for in the Restated Certificate of Incorporation of the Company and the Amended and Restated Bylaws of the Company as in effect as of the date of the Merger Agreement with respect to matters occurring prior to the Effective Time, and including the Offer and the Merger will continue in full force and effect for a period of not less than six years from the Effective Time; provided however, that all rights to indemnification in respect of any claims (a "Claim") asserted or made within such period will continue until the disposition of such Claim. The Merger Agreement further provides that at or prior to the Effective Time, Parent will purchase directors' and officers' liability insurance coverage for the Company's directors and officers which will provide such directors and officers with coverage for six years following the Effective Time of not less than the existing coverage under, and have other terms not materially less favorable to the insured persons than the directors' and officers' liability insurance coverage presently maintained by the Company; provided, however, that in any event the total aggregate cost of such policy shall not exceed $250,000 (the "Maximum Amount");

and provided, further, that if such coverage cannot be obtained for such cost, the Company will maintain, for such six-year period, the maximum amount of comparable coverage as will be available for the Maximum Amount on such terms.

  Representations and Warranties. In the Merger Agreement, the Company made customary representations and warranties to Parent and the Purchaser with respect to, among other things, its organization and qualification, its capitalization, its authority relative to the Merger Agreement, filings made by the Company with the
Commission, the absence of certain changes or events, litigation, payment of taxes, maintenance of its books and records, title to properties, intellectual property, environmental matters, labor matters, employee benefit plans, related party matters, Year 2000 compliance, suppliers and customers and insurance.

  Also in the Merger Agreement, Parent made representations and warranties to the Company with respect to, among other things, its organization and qualification, its authority relative to the Merger Agreement, necessary consents and approvals and the availability of funds to consummate the Offer and the Merger.

  The Tender Agreements. Concurrently with the execution of the Merger Agreement, Parent, the Purchaser and the executive officers and directors of the Company who beneficially own Shares (collectively referred to as the "Stockholder Parties" and each a "Stockholder Party") entered into Tender Agreements (the "Tender Agreements"). The following is a summary of certain provisions of the Tender Agreements.

  Pursuant to the Tender Agreements, the Stockholder Parties agreed to, not later than the fifth business day after commencement of the Offer, validly tender (or cause the record owner of such shares to validly tender) pursuant to the Offer and not withdraw an aggregate of 1,200,976 Shares owned by the Stockholder Parties (together with any Shares acquired by the Stockholder Parties after the date of the Tender Agreements and prior to the termination thereof, whether upon the exercise of Options, or by means of purchase, dividend, distribution or otherwise), representing approximately 18.3% of the total Shares outstanding.

  Each Stockholder Party agreed pursuant to the Tender Agreements that it would, during the term of the Tender Agreements, vote the Shares owned by it at any meeting of the stockholders of the Company, however called, or in connection with any written consent (i) in favor of the Merger and any actions in furtherance thereof, and (ii) against any Acquisition Proposal and against any action or agreement that would impede, frustrate, prevent or nullify the Tender Agreements, or result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or which would result in any of the offer conditions set forth in Annex A to the Merger Agreement or set forth in
Article VIII of the Merger Agreement not being fulfilled. Each Stockholder Party covenanted and agreed that, except as contemplated by the Tender Agreements and the Merger Agreement, it shall not (i) transfer (which term includes, without limitation, any sale, gift, pledge or other disposition), or consent to any transfer of, any or all of such Stockholder Party's Shares, Options or any interest therein, (ii) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of such Shares, Options or any interest therein, (iii) grant any proxy, power-of-attorney or other authorization in or with respect to such Shares or Options,
(iv) deposit such Shares or Options into a voting trust or enter into a voting agreement or arrangement with respect to such Shares or Options, or (v) take any other action that would in any way restrict, limit or interfere with the performance of its obligations under the Tender Agreements or the transactions contemplated by the Tender Agreements or the Merger Agreement.

  The Tender Agreements further provide that in order to induce Parent and the Purchaser to enter into the Merger Agreement, each Stockholder Party shall grant to Parent an irrevocable option (a "Stock Option") to purchase such Stockholder Party's Shares (the "Option Shares") at an amount (the "Purchase Price") equal to $5.00 per share. If (i) the Offer is terminated, abandoned or withdrawn by Parent or the Purchaser (due to the failure of the offer conditions set forth in paragraph (g) or (h) of Annex A to the Merger Agreement), or (ii) the Merger Agreement is terminated by the Company pursuant to Section 9.1(c)(ii) of the Merger Agreement, each Stock Option shall, in any such case, become exercisable, in whole or in part, upon the first to occur of any such event and remain exercisable in whole or in part until the date which is 60 days after the date of the occurrence of such event (the "60 Day Period"), so long as: (i) all waiting periods under the HSR Act required for the purchase of the Option Shares upon such exercise will have expired or been waived, and (ii) there will not be in effect any preliminary or final injunction or other order issued by any Governmental Entity prohibiting the exercise of the Stock Options pursuant to the Merger Agreement; provided, however, that if all HSR Act waiting periods have not expired or been waived or there is in effect any such injunction or order, in each case on the expiration of the 60 Day Period, the 60 Day Period will be extended until five (5) business days after the later of (a) the date of expiration or waiver of all HSR Act waiting periods or (b) the date of removal or lifting of such injunction or order. In the event that Parent wishes to exercise a Stock Option, Parent will send a written notice (the "Notice") to the Stockholder Parties identifying the place and date (not less than two nor more than five (5) business days from the date of the Notice) for the closing of such purchase.

  Each Stockholder Party agreed, in the capacity as a Stockholder Party or otherwise, that neither such Stockholder Party nor any of its subsidiaries or affiliates shall (and such Stockholder Party shall use its best efforts to cause its officers, directors, employees, representatives and agents, including, but not limited to, investment bankers, attorneys and accountants, not to), directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any corporation, partnership, person or other entity or group (other than Parent, any of its affiliates or representatives) concerning any Acquisition Proposal or take any other action prohibited by Section 7.4 of the Merger Agreement. Each Stockholder Party will immediately cease any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal and will immediately communicate to Parent the terms of any proposal, discussion, negotiation or inquiry (and will disclose any written materials received by such Stockholder Party in connection with such proposal, discussion, negotiation or inquiry) and the identity of the party making such proposal or inquiry which it may receive in respect of any such transaction.

  Under the Tender Agreements, each Stockholder Party irrevocably granted to and appointed Parent, Corey Torrence and Douglas Webb, or either of them, in their respective capacities as officers of Parent, and any individual who shall succeed to any such office of Parent, and each of them individually, such Management Stockholder's proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Management Stockholder, to vote such Stockholder Party's Shares, or grant a consent or approval in respect of the Shares in favor of any or all of the transactions contemplated by the Merger Agreement and Tender Agreements and against any Acquisition Proposal. Each Stockholder Party waived any rights of appraisal or rights to dissent from the Merger.

  The Tender Agreements contain certain representations and warranties of the parties. Each Stockholder Party severally represented that it is the record and Beneficial Owner (as such term is defined in the Tender Agreements) of the Shares and has sole voting and dispositive powers with respect to the Stockholder Party Shares. In addition, Parent, the Purchaser and the Stockholder Parties made representations regarding their organization and qualification, authority relative to the Tender Agreements and absence of conflicts.

  Employment Agreement with Dennis Yablonsky. In connection with the Offer and the Merger, Parent and Dennis Yablonsky have entered into an at will employment agreement (the "Yablonsky Employment Agreement") which is conditioned and becomes effective only upon the consummation of the Merger. Under the Yablonsky Employment Agreement, Mr. Yablonsky agreed to serve as the Executive Vice President of the Carnegie Group division of Parent. The Yablonsky Employment Agreement provides that Mr. Yablonsky will receive, subject to certain conditions, an initial annual salary of $240,000, and Mr. Yablonsky will be eligible for performance bonuses to be determined annually by Parent. In addition to the performance bonuses to be determined annually by Parent, Mr. Yablonsky will be entitled, for the fiscal year ending December 31, 1998, to receive a bonus to which he would otherwise have been entitled under the Company's current bonus plan. Pursuant to the Merger Agreement, Mr. Yablonsky will receive cash in exchange for his Options which have an exercise price less than the Offer Price (i.e., $5.00 per Share). With respect to each Option held by Mr. Yablonsky having an exercise price greater than or equal to the Offer Price, Mr. Yablonsky will receive an option (a "Logica Option") to acquire ordinary shares of Logica plc ("Ordinary Shares") in an amount equal to (i) the product of the number of Shares represented by the Option and the exercise price of such Option, divided by (ii) the exchange rate in U.S. Dollars per British pounds, (iii) such result divided by the market price of an Ordinary Share as of the Effective Time (such calculation, the "Option Formula"). Under the Yablonsky Employment Agreement, in the event
Mr. Yablonsky terminates his employment with Parent with an effective date that is before or after the Anniversary Date (as such term is defined in the Yablonsky Employment Agreement), Mr. Yablonsky will not be entitled to receive any compensation or other payments from Parent. However, in the event Mr. Yablonsky terminates his employment with Parent with an effective date on the date which is the Anniversary Date (as such term is defined in the Yablonsky Employment Agreement), Parent will continue to pay Mr. Yablonsky's salary at the rate in effect as of the closing date of the Merger (the "Closing Date") and benefits for a period of twelve (12) months from the termination date. The Yablonsky Employment Agreement further provides that in the event Parent terminates Mr. Yablonsky's employment with an effective date that is (i) on or before the Anniversary Date, Parent will continue to pay Mr. Yablonsky's salary at the rate in effect as of the Closing Date until the second anniversary of the Closing Date and benefits for a period of twelve (12) months after the termination date, (ii) after the Anniversary Date and before the date which is eighteen (18) months after the Closing Date, Parent will continue to pay Mr. Yablonsky's salary at the rate in effect as of the Closing Date and benefits until the second anniversary of Closing Date, or (iii) after the date which is eighteen (18) months after the Closing Date, Parent will continue to pay Mr. Yablonsky's salary at the rate in effect as of the Closing Date and benefits for a period of six (6) months after the termination date.

  Employment Agreement with John Manzetti. In connection with the Offer and the Merger, Parent and John Manzetti have entered into an at will employment agreement (the "Manzetti Employment Agreement") which is conditioned and becomes effective only upon the consummation of the Merger. Under the Manzetti Employment Agreement, Mr. Manzetti agreed to serve as the Senior Vice President--Finance and Government Operations of the Carnegie Group division of Parent. The Manzetti Employment Agreement provides that Mr. Manzetti will receive, subject to certain conditions, an initial annual salary of $200,004, and Mr. Manzetti will be eligible for performance bonuses to be determined annually by Parent. In addition to the performance bonuses to be determined annually by Parent, Mr. Manzetti will be entitled, for the fiscal year ending December 31, 1998, to receive a bonus to which he would otherwise have been entitled under the Company's current bonus plan. Pursuant to the Merger Agreement, Mr. Manzetti will receive cash in exchange for his Options which have an exercise price less than the Offer Price. With respect to each Option held by Mr. Manzetti having an exercise price greater than or equal to the Offer Price, Mr. Manzetti will be entitled to receive Logica Options determined pursuant to the Option Formula. Under the Manzetti Employment Agreement, in the event Mr. Manzetti terminates his employment with Parent with an effective date that is before or after the Nine-Month Anniversary Date (as such term is defined in the Manzetti Employment Agreement), Mr. Manzetti will not be entitled to receive any compensation or other payments from Parent. However, in the event Mr. Manzetti terminates his employment with Parent with an effective date on the date which is the Nine-Month Anniversary Date, Parent will continue to pay Mr. Manzetti's salary at the rate in effect as of the Closing Date and benefits for a period of nine (9) months from the termination date. The Manzetti Employment Agreement further provides that in the event Parent terminates Mr. Manzetti's employment with an effective date that is (i) on or before the Nine-Month Anniversary Date, Parent will continue to pay Mr. Manzetti's salary at the rate in effect as of the Closing Date until the date that is eighteen (18) months after the Closing Date and benefits for a period of nine (9) months after the termination date, or (ii) after the Nine-Month Anniversary Date, Parent will continue to pay Mr. Manzetti's salary at the rate in effect as of the Closing Date and benefits for a period of six (6) months after the termination date.

  Employment Agreement with Bruce Russell. In connection with the Offer and the Merger, Parent and Bruce Russell have entered into an at will employment agreement (the "Russell Employment Agreement") which is conditioned and becomes effective only upon the consummation of the Merger. Under the Russell Employment Agreement, Dr. Russell agreed to serve as the Senior Vice President--Engineering of the Carnegie Group division of Parent. The Russell Employment Agreement provides that Dr. Russell will receive, subject to conditions, an initial annual salary of $200,004, and Dr. Russell will be eligible for performance bonuses to be determined annually by Parent. In addition to the performance bonuses to be determined annually by Parent,

Dr. Russell will be entitled, for the fiscal year ending December 31, 1998, to receive a bonus to which he would otherwise have been entitled under the Company's current bonus plan. Pursuant to the Merger Agreement, Dr. Russell will receive cash in exchange for his Options which have an exercise price less than the Offer Price. With respect to each Option held by Dr. Russell having an exercise price greater than or equal to the Offer Price, Dr. Russell will be entitled to receive Logica Options determined pursuant to the Option Formula. Under the Russell Employment Agreement, in the event Dr. Russell terminates his employment with Parent with an effective date that is before or after the Nine-Month Anniversary Date (as such term is defined in the Russell Employment Agreement), Dr. Russell will not be entitled to receive any compensation or other payments from Parent. However, in the event Dr. Russell terminates his employment with Parent with an effective date on the date which is the Nine-Month Anniversary Date, Parent will continue to pay Dr. Russell's salary at the rate in effect as of the Closing Date and benefits for a period of nine (9) months from the termination date. The Russell Employment Agreement further provides that in the event Parent terminates Dr. Russell's employment with an effective date that is (i) on or before the Nine-Month Anniversary Date, Parent will continue to pay Dr. Russell's salary at the rate in effect as of the Closing Date until the date that is eighteen (18) months after the Closing Date and benefits for a period of nine (9) months after the termination date, or (ii) after the Nine-Month Anniversary Date, Parent will continue to pay Dr. Russell's salary at the rate in effect as of the Closing Date and benefits for a period of six (6) months after the termination date.

  Employment Agreement with Raymond Kalustyan. In connection with the Offer and the Merger, Parent and Raymond Kalustyan have entered into an at will employment agreement (the "Kalustyan Employment Agreement") which is conditioned and becomes effective only upon the consummation of the Merger. Under the Kalustyan Employment Agreement, Mr. Kalustyan agreed to serve as the Vice President of the Carnegie Group division of Parent. The Kalustyan Employment Agreement provides that Mr. Kalustyan will receive, subject to certain conditions, an initial annual salary of $150,000, and Mr. Kalustyan will be eligible for performance bonuses to be determined annually by Parent. In addition to the performance bonuses to be determined annually by Parent, Mr. Kalustyan will be entitled to receive, (i) for the fiscal year ending December 31, 1998, a bonus to which he would otherwise have been entitled under the Company's current bonus plan, and (ii) at the Effective Time, a one-time bonus of $50,000 payable in one lump sum. Pursuant to the Merger Agreement, Mr. Kalustyan will receive cash in exchange for his Options which have an exercise price less than the Offer Price. Under the Kalustyan Employment Agreement, in the event Mr. Kalustyan terminates his employment with Parent with an effective date that is before or after the Seventh-Month Anniversary Date (as such term is defined in the Kalustyan Employment Agreement), Mr. Kalustyan will not be entitled to receive any compensation or other payments from Parent. However, in the event Mr. Kalustyan terminates his employment with Parent with an effective date on the date which is the Seventh-Month Anniversary Date, Parent will continue to pay Mr. Kalustyan's salary at the rate in effect as of the Closing Date and benefits for a period of six (6) months from the termination date. The Kalustyan Employment Agreement further provides that in the event Parent terminates Mr. Kalustyan's employment with an effective date that is (i) on or before the Seventh-Month Anniversary Date, Parent will continue to pay Mr. Kalustyan's salary at the rate in effect as of the Closing Date until the date that is thirteen (13) months after the Closing Date and benefits for a period of six (6) months after the termination date, or (ii) after the Seventh-Month Anniversary Date, Parent will continue to pay Mr. Kalustyan's salary at the rate in effect as of the Closing Date and benefits for a period of six (6) months after the termination date.

  Each of the Merger Agreement, the Tender Agreements, the Yablonsky Employment Agreement, the Manzetti Employment Agreement, the Russell Employment Agreement and the Kalustyan Employment Agreement (such employment agreements, the "Employment Agreements") contains other terms and conditions. The foregoing description of certain terms and provisions of such agreements is qualified in its entirety by reference to the text of such agreements, which are filed as exhibits to this Schedule 14D-9, which may be examined at, and copies thereof may be obtained from, the offices of the Securities and Exchange Commission (the "Commission") at 450 Fifth Street, N.W., Washington, D.C. 20549, and are available via the Commission's Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system, which may be accessed at http:www.sec.gov.

  Miscellaneous. No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, stockholders of the Company may have certain rights under Delaware law to demand appraisal of, and seek the payment in cash of the fair value of, their Shares. Such rights, if the statutory procedures are complied with, could lead to a judicial determination of the fair value (which, under Delaware law, excludes any element of value arising from the accomplishment or expectation of the Merger) required to be paid in cash to such dissenting holders for their Shares. Any such judicial determination of the fair value of Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. The value so determined could be more or less than the purchase price per Share pursuant to the Offer or the consideration per Share to be paid in the Merger. The foregoing summary of the rights of dissenting stockholders does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise their dissenters' rights. The preservation and exercise of appraisal rights are conditioned on strict adherence to the applicable provisions of Delaware law. A more complete description of appraisal rights under Delaware law will be sent to stockholders if a proxy solicitation is required to effect the Merger.

  The Merger will have to comply with any federal law applicable at the time. In the event that the Merger is consummated more than one year after termination of the Offer and the Purchaser has become an affiliate of the Company as a result of the Offer, or the Merger provides for the payment of consideration less than that paid pursuant to the Offer, and in certain other circumstances, the Purchaser may be required to comply with Rule 13e-3 under the Exchange Act. If applicable, Rule 13e-3 would require, among other things, that certain financial information concerning the Company and certain information relating to the fairness of such transaction and the consideration offered to minority stockholders be filed with the Commission and distributed to minority stockholders prior to the consummation of such transaction. The Purchaser does not believe that Rule 13e-3 will be applicable to the Merger.

  Upon the completion of the Offer, Logica intends to conduct a detailed review of the Company and its assets, corporate structure, dividend policy, capitalization, operations, properties, policies, management, and personnel and consider, subject to the terms of the Merger Agreement, what, if any, changes would be desirable in light of the circumstances which then exist and reserves the right to effect such actions or changes could include changes in the Company's business, corporate structure, Certificate of Incorporation, By-Laws, capitalization, Company Board, management or dividend policy, although Logica has no current plans with respect to any of such matters, except as disclosed in the Offer to Purchase. Upon consummation of the Offer, Logica intends to elect its representatives to the Company Board as provided for in the Merger Agreement.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

  (a) Recommendation of the Board of Directors. The Company Board has determined that the Offer and the Merger are fair to and in the best interests of the Company and its stockholders, has unanimously approved the Merger Agreement and the transactions contemplated thereby and unanimously recommends that all holders of Shares tender their Shares pursuant to the Offer.

  (b) Background; Reasons for the Recommendation. On May 26, 1998, Thomas Miranda, the Vice President--Customer Contact Solutions of the Communications Division of Parent, Mike Maloney, the Executive Vice President of the Communications Division of Parent, and Dennis Yablonsky, the President and Chief Executive Officer of the Company, met to discuss a possible working partnership between Logica and the Company that would enhance the ability of both companies to better serve their clients. In the course of such discussions, Logica became more informed about the Company and its management, facilities and technical abilities and became interested in a more formal partnership arrangement with the Company. As a result of the May 26 meeting, Logica believed that exploring a potential business combination with the Company would be attractive to both Logica and the Company.

  On July 1, 1998, Mario Anid, the Corporate Development Director and a member of the Executive Committee of Logica plc, Corey Torrence, the President and Chief Executive Officer of Parent, and Mr. Maloney met with Mr. Yablonsky, John Manzetti, the Executive Vice President and Chief Financial Officer of the

Company, and a representative of the Company's financial advisors, to discuss the potential benefits of a business combination between Logica and the Company. During July and August of 1998, similar discussions continued between representatives of Logica and the Company for the purpose of further exploring a possible strategic transaction. These discussions focused primarily on topics relating to business integration, ongoing business strategy and financial matters.

  At a meeting held on August 19, 1998, Messrs. Anid, Torrence, Yablonsky and Manzetti discussed possible structures for a transaction. At that meeting, Logica indicated that it was willing to proceed by means of a cash tender offer for all of the outstanding Shares. Logica also indicated that its preliminary evaluation of an offer price was in the range of $5.50 to $5.75 per Share.

  On August 25, 1998, Mr. Manzetti telephoned Mr. Anid and indicated that a third party had expressed an interest in a potential stock transaction with the Company at a value of $6.00 per Share. Mr. Manzetti informed Mr. Anid of his view that the Company Board would look more favorably on a cash offer of $6.00 per Share than on any potential stock transaction at that price. The Company Board met later on August 25 to discuss the status of the discussions between Logica and the Company. At that meeting, representatives of Updata Capital, Inc. ("Updata") and Parker/Hunter Incorporated ("Parker/Hunter") commented upon the negotiations with Logica and also discussed the indication of interest in a potential stock transaction from such third party. The Company Board, with the advice of Updata and Parker/Hunter, determined that such other indication of interest would be less advantageous from a financial point of view to the Company's stockholders than a cash offer from Parent. After discussion and advice from the Company's financial and legal advisors, the Company Board authorized Company management to pursue discussions with Parent if Parent indicated it would be willing, subject to its diligence investigation, to consider a price of $6.00 per Share. Mr. Manzetti telephoned Mr. Anid on August 25, 1998 to convey the sense of the Company Board, and Mr. Anid responded shortly thereafter that Parent would consider a price of $6.00 per Share.

  On August 27, 1998, Parent and the Company entered into a confidentiality agreement (the "Confidentiality Agreement"), which provides generally that each of the parties and their respective representatives will keep confidential any non-public information furnished to them in connection with the mutual consideration of a potential transaction involving the acquisition of the Company by Parent. In addition, the Confidentiality Agreement prohibited, with certain exceptions, the Company or any of its representatives from participating in negotiations with any party other than Parent with respect to a merger, consolidation, business combination, sale of all or substantially all assets, tender offer or other similar transaction involving the Company, until September 22, 1998 (the "Exclusivity Period"). The Confidentiality Agreement also provided that, with certain exceptions, until the date that is the earlier of six months from the date of the Confidentiality Agreement or the date on which the Company and Parent entered into a definitive agreement concerning a transaction between the companies, neither Parent nor any of its representatives would, among other things, acquire any securities of the Company or seek to effect a tender offer, merger or other business combination transaction involving the Company.

  Thereafter, business representatives from Parent began to review the Company's contracts and held discussions with the Company's management about its present business and future prospects. Subsequently, the Parent's legal advisors conducted a similar review.

  On September 15, 1998, Mr. Anid met with Messrs. Yablonsky and Manzetti and informed them that, based on its review of the Company's business operations and prospects, Parent would be prepared to go forward at a price of $5.00 per Share, but would not be willing to pay a price of $6.00 per Share. During this period, Logica also negotiated with Messrs. Yablonsky, Manzetti and Kalustyan, and Dr. Russell concerning their willingness to forego certain severance benefits to which they otherwise would be contractually entitled following the execution of the Merger Agreement. In exchange for foregoing such amounts, Logica proposed that these individuals would enter into at will employment agreements pursuant to which these individuals would (i) initially maintain their existing salaries, (ii) be entitled to bonus payments if certain performance criteria were achieved, (iii) receive Logica Options and (iv) receive certain severance benefits (which were less than those to which they were entitled under their existing severance agreements) if their employment was terminated during certain periods. The Company Board met on September 17, 1998 with its financial and legal advisors to consider the revised price. After discussion of both the price and the terms of the proposed transaction, the Company Board authorized Company management to continue discussions with Parent at the lower price, provided that the terms of the transaction were acceptable.

  On September 17, following the Company Board meeting, Mr. Yablonsky telephoned Mr. Anid and indicated that, following numerous discussions with the Company's legal and financial advisors, the Company was willing to agree to a price of $5.00 per Share if the parties could agree on the other unresolved terms of the Merger Agreement and related documentation.

  On September 22, 1998, Parent and the Company executed an amendment to the Confidentiality Agreement, the purpose of which was to extend the Exclusivity Period until September 30, 1998.

  The Company Board held additional meetings with the Company's financial and legal advisors on September 28 and September 29 to discuss the price and the terms of the transaction. At the meeting on September 29, representatives of Updata and Parker/Hunter gave separate presentations analyzing the proposed transaction, and each delivered its oral opinion (which oral opinions were subsequently confirmed in writing) that the consideration to be received by the stockholders of the Company was fair to such stockholders from a financial point of view. At the same meeting, the Company's legal counsel described the terms of the proposed transaction and the legal ramifications to the Company. The Company Board, after considering such legal aspects and after discussing and considering the opinions of the financial advisors, determined that the Offer and the Merger are fair to and in the best interests of the Company and its stockholders, approved the Merger Agreement and recommended that all stockholders tender their Shares pursuant to the Offer.

  On the evening of September 30, immediately prior to executing the Merger Agreement, the Chairman of the Company Board received an electronic mail message from an individual who indicated an interest in discussing a possible acquisition proposal at a price of $6.00 per Share. Such individual had, on September 23, telephoned another Company Board member with a similar suggestion and alluded to the possibility of obtaining financing for his proposal. The terms mentioned in the telephone call and the electronic mail message were both highly conditional and preliminary, and it appeared from both communications that any proposal, unlike that of Parent, would be conditioned on such individual's ability to obtain financing and on a diligence investigation by such individual and by any possible financing source. In addition, discussions with such individual would have violated the Company's obligations under the Confidentiality Agreement, and the Company Board did not believe that the highly conditional nature of the communications warranted further discussions with this individual.

  The Merger Agreement, the Tender Agreements and the Employment Agreements were executed and delivered by all parties on the evening of September 30, 1998, and the Company and Parent publicly announced the transaction before the commencement of trading on October 1, 1998.

  On October 7, 1998, Parent commenced the Offer. In recommending that all holders of Shares tender such Shares pursuant to the Offer, and in approving the Merger Agreement and the transactions contemplated thereby, the Company Board considered the following factors:

  (a) presentations by management of the Company regarding the Company's business, financial condition, results of operations and prospects;

  (b) concerns expressed by Company management over the relatively high turnover in technical personnel in 1998 as compared with prior years, and the difficulties attracting and retaining qualified technical personnel in a competitive marketplace;

  (c) increasing competition in the information technology services marketplace from larger, better financed companies able to offer clients "one stop shopping" for their information technology services needs;

  (d) the decline of the Share price in 1998 from a high of approximately $4.47 to a recent low of $1.50 and the fact that the Shares were trading at a substantial discount from the price of the Company's initial public offering in 1995;

  (e) the opinions of Updata and Parker/Hunter to the effect that, as of the date of such opinions, the Offer Price is fair to the holders of the Shares from a financial point of view;

  (f) the fact that the Offer and the Merger are not conditioned on the ability of Parent to obtain financing;

  (g) the fact that while the Merger Agreement contains constraints that may hinder a third party from making an alternative acquisition proposal, the Merger Agreement permits the Company Board, in the exercise of its fiduciary duties, to negotiate with a third party whom it believes, upon the advice of its financial advisors, is reasonably likely to make a proposal that is superior to the Company's stockholders from a financial point of view and is not subject to a financing condition, and to accept such a proposal (subject only to the payment to Parent of the Termination Fee and the Parent Expenses); and

  (h) the requirement under the Merger Agreement that Parent, after accepting Shares in the Offer, will commence a proxy solicitation (if required under applicable Delaware law) to acquire all remaining Shares at a price of $5.00 per Share.

  The Company Board did not assign relative weights to the factors set forth above, nor did it determine that any one factor was of particular importance. Rather, the Company Board reached its determination based on the totality of the circumstances and the advice presented to and considered by the Company Board.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  The Company entered into a letter agreement with Updata, dated May 15, 1997 (the "Updata Agreement"), pursuant to which the Company engaged Updata as a financial advisor. Pursuant to terms of the Updata Agreement, Updata agreed to review and analyze proposed transactions, and, if fair, to render a written fairness opinion to the Company in connection with a potential sale or merger of the Company. The Company agreed to pay Updata a retainer fee of $25,000, plus a transaction fee of $250,000 (against which fee the retainer fee is applied), payable upon the closing of the Merger. The Company also agreed, whether or not the transaction is completed, (i) to reimburse Updata for its reasonable out-of-pocket expenses, subject to the Company's review, and (ii) to indemnify Updata against certain liabilities, with respect to which the parties entered into an indemnification agreement dated May 15, 1997. Expenses incurred to date are approximately $9,000.

  The Company entered into a letter agreement with Parker/Hunter, dated June 3, 1997 (the "Parker/Hunter Agreement"), pursuant to which the Company engaged Parker/Hunter as a financial advisor. Pursuant to the terms of the Parker/Hunter Agreement, Parker/Hunter agreed to review and analyze proposed transactions, and, if fair, to render a written fairness opinion to the Company in connection with a potential sale or merger of the Company. The Company agreed to pay Parker/Hunter a retainer fee of $25,000, plus an opinion fee equal to $250,000 (against which fee the retainer fee is applied), payable upon the delivery of the written fairness opinion. The Company also agreed, whether or not the transaction is completed, (i) to reimburse Parker/Hunter for its reasonable out-of-pocket expenses, including the reasonable fees and expenses of Parker/Hunter's legal counsel, which legal fees will not exceed $7,500, and (ii) to indemnify Parker/Hunter against certain liabilities. Expenses incurred to date are approximately $10,000. In addition, Parker/Hunter in the past has provided investment banking services to the Company and has received customary fees for such services. Further, in the ordinary course of its business, Parker/Hunter may actively trade the Shares for its own account and for the accounts of its customers and accordingly may at any time hold a long or short position in such Shares.

  Except as disclosed herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to holders of Shares on the Company's behalf concerning the Offer or the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

  (a) No transaction in the Shares has been effected during the past 60 days by the Company, or to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

  (b) To the best of the Company's knowledge, each executive officer, director and affiliate of the Company currently intends to tender all Shares over which he or she has dispositive power to the Purchaser.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

  (a) Except as set forth in Items 3(b) or 4(b) above, the Company is not engaged in any negotiation in response to the Offer that relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

  (b) Except as set forth in Items 3(b) or 4(b) above, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

    (a) Section 203 of the DGCL. Section 203 of the DGCL, in general, prohibits a Delaware corporation such as the Company from engaging in a "Business Combination" (defined as a variety of transactions, including mergers) with an "Interested Stockholder" (defined generally as a person that is the beneficial owner of 15% or more of a corporation's outstanding voting stock) for a period of three years following the date that such person became an Interested Stockholder unless (a) prior to the date such person became an Interested Stockholder, the board of directors of the corporation approved either the Business Combination or the transaction that resulted in the stockholder becoming an Interested Stockholder, (b) upon consummation of the transaction that resulted in the stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding stock held by directors who are also officers of the corporation and employee stock ownership plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer or
  (c) on or subsequent to the date such person became an Interested Stockholder, the Business Combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the Interested Stockholder.


    The provisions of Section 203 of the DGCL are not applicable to any of the transactions contemplated by the Merger Agreement or the Tender Agreements because the Merger Agreement and the transactions contemplated thereby have been approved by the Company Board, and the Tender Agreements have, for purposes of Section 203 of the DGCL, been approved by the Company Board.

    The summary of Section 203 of the DGCL contained herein does not purport to be exhaustive and is qualified in its entirety by reference to the actual text of Section 203 of the DGCL.

    (b) Certain Regulatory Matters. Consummation of the Merger is conditioned upon certain matters relating to the Exon-Florio Act, which grants to the President of the United States the authority to review any business combination that could result in foreign control over persons engaged in interstate commerce in the United States. The Exon-Florio Act is administered by the Committee on Foreign Investment in the United States ("CFIUS"), which has the authority to review whether a proposed acquisition by a foreign investor poses a threat to national security and to recommend to the President whether such a proposed acquisition should be blocked.

    The Purchaser and the Company have not yet determined whether CFIUS has jurisdiction and therefore whether a filing is appropriate with regard to the transactions contemplated by the Merger Agreement. Although the Purchaser believes that the transactions contemplated by the Merger Agreement should not raise any national security concerns, there can be no assurance that CFIUS will not determine to conduct an investigation of the proposed transaction and, if an investigation is commenced, there can be no assurance regarding the outcome of such investigation. If the results of such investigation are adverse to the Purchaser, the Purchaser may not be obligated to accept for payment or pay for any Shares tendered pursuant to the Offer.

    The Offer and Merger are subject to the HSR Act, which provides that certain acquisition transactions may not be consummated unless certain information has been furnished to the Federal Trade Commission ("FTC") and the Antitrust Division of the Department of Justice ("Antitrust Division") and certain waiting period requirements have been satisfied. Each of Logica and the Company intends to file a Notification and Report Form under the HSR Act with respect to the Offer on or about October 8, 1998.

    Under the provisions of the HSR Act applicable to the Offer, the purchase of Shares pursuant to the Offer may not be consummated until the expiration of a 15-calendar day waiting period following the filing by Logica and the Company. Accordingly, assuming the filing is in substantial compliance with the HSR Act, the waiting period will expire at 11:59 p.m., New York City time, on October 23, 1998 (assuming an October 8, 1998 filing date), unless earlier terminated by the FTC and the Antitrust Division. However, if either the FTC or the Antitrust Division requests additional information or documents from Logica or the Company within such initial waiting period, the initial waiting period would be extended for an additional ten days from the date of substantial compliance by Logica or the Company, as the case may be with such request. Thereafter, the waiting period may be extended only by a court order or with the consent of Logica or the Company, as the case may be. Each of the parties has requested that the FTC and the Antitrust Division grant early termination of the applicable waiting period, but there can be no assurance that such request will be granted.

    The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as the Purchaser's acquisition of Shares pursuant to the Offer. At any time before or after the Purchaser's acceptance for payment of Shares, the FTC or the Antitrust Division could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the acquisition of Shares pursuant to the Offer or otherwise or seeking divestiture of Shares acquired by Purchaser or divestiture of substantial assets of Purchaser or its subsidiaries. Private parties and state attorney generals may also bring legal action under the antitrust laws under certain circumstances. Based upon the Purchaser's discussions with the Company and its examination of publicly available information with respect to the Company, Purchaser believes that the acquisition by Purchaser of the Shares will not violate the antitrust laws. Nevertheless, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or, if such a challenge is made, of the result.

    (c) Information Statement. The Information Statement attached as Schedule I hereto is being furnished in connection with the possible designation by the Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board other than at a meeting of the Company's stockholders.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

 Exhibit (a)(1)  Offer to Purchase dated October 7, 1998/1/*
 Exhibit (a)(2)  Letter of Transmittal/1/*
 Exhibit (a)(3)  Letter to Stockholders of Carnegie Group, Inc. dated October
                 7, 1998 from Dennis Yablonsky, President and Chief Executive
                 Officer of Carnegie Group, Inc.
 Exhibit (a)(4)  Opinion of Updata Capital, Inc., dated September 30, 1998/1/*
 Exhibit (a)(5)  Opinion of Parker/Hunter Incorporated, dated September 30,
                 1998/1/*
 Exhibit (a)(6)  Press Release issued by Carnegie Group, Inc., dated October 1,
                 1998/2/
 Exhibit (c)(1)  Agreement and Plan of Merger dated as of September 30, 1998 by and among Logica Inc., Logica Acquisition Corp. and Carnegie
                 Group, Inc./2/
 Exhibit (c)(2)  Tender Agreement dated as of September 30, 1998 by and among
                 Logica Inc., Logica Acquisition Corp., Carnegie Group, Inc.
                 and Raj Reddy, Anuradha Reddy, Anuradha Reddy as Trustee of
                 the Geetha Reddy Trust and Anuradha Reddy as Trustee of the
                 Shyamala Reddy Trust/2/
 Exhibit (c)(3)  Tender Agreement dated as of September 30, 1998 by and among
                 Logica Inc., Logica Acquisition Corp., Carnegie Group, Inc.
                 and Jaime Carbonell, Jaime Carbonell as Custodian for Diana
                 Carbonell, Jaime Carbonell as Custodian for Isabelle
                 Carbonell, Jaime Carbonell as Custodian for Ruben Carbonell,
                 Jaime Carbonell as Custodian for Rachel Carbonell, Jaime
                 Carbonell in Trust for Diana Carbonell, Jaime Carbonell in
                 Trust for Isabelle Carbonell, Jaime Carbonell in Trust for
                 Ruben Carbonell and Jaime Carbonell in Trust for Rachel
                 Carbonell/2/
 Exhibit (c)(4)  Tender Agreement dated as of September 30, 1998 by and among
                 Logica Inc., Logica Acquisition Corp., Carnegie Group, Inc.
                 and Mark S. Fox, Tressa S. Fox and Tressa S. Fox in Trust for
                 Jacob Fox/2/
 Exhibit (c)(5)  Tender Agreement dated as of September 30, 1998 by and among
                 Logica Inc., Logica Acquisition Corp., Carnegie Group, Inc.
                 and Dennis Yablonsky and Veronica Yablonsky/2/
 Exhibit(c)(6)   Tender Agreement dated as of September 30, 1998 by and among
                 Logica Inc., Logica Acquisition Corp., Carnegie Group, Inc.
                 and John W. Manzetti/2/
 Exhibit (c)(7)  Employment Agreement dated as of September 30, 1998 between
                 Logica Inc. and Dennis Yablonsky1
 Exhibit (c)(8)  Employment Agreement dated as of September 30, 1998 between
                 Logica Inc. and John Manzetti1
 Exhibit (c)(9)  Employment Agreement dated as of September 30, 1998 between
                 Logica Inc. and Bruce Russell1
 Exhibit (c)(10) Employment Agreement dated as of September 30, 1998 between
                 Logica Inc. and Raymond Kalustyan1
 Exhibit (c)(11) Mutual Confidential Non-Disclosure Agreement dated August 27,
                 1998 between Carnegie Group, Inc. and Logica Inc., as amended by letter dated September 22, 19981
 Exhibit (c)(12) Severance Termination Agreement dated as of September 30, 1998 between Carnegie Group, Inc. and Dennis Yablonsky1
 Exhibit (c)(13) Severance Termination Agreement dated as of September 30, 1998 between Carnegie Group, Inc. and John Manzetti1
 Exhibit (c)(14) Severance Termination Agreement dated as of September 30, 1998 between Carnegie Group, Inc. and Bruce Russell1
 Exhibit (c)(15) Severance Termination Agreement dated as of September 30, 1998 between Carnegie Group, Inc. and Raymond Kalustyan1
 Exhibit (c)(16) Loan Termination Agreement dated as of September 30, 1998 between Carnegie Group, Inc. and Dennis Yablonsky1

--------
*Included in copies mailed to stockholders by Carnegie Group, Inc., Logica Inc. or Logica Acquisition Corp.
/1/Filed herewith.
/2/Previously filed as an exhibit to the Form 8-K filed with the Securities and Exchange Commission by Carnegie Group, Inc. on October 6, 1998.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 7, 1998                    Carnegie Group, Inc.

                                          By:     /s/ John W. Manzetti
                                             ----------------------------------

                                                     JOHN W. MANZETTI
                                                  CHIEF FINANCIAL OFFICER

                                                                     SCHEDULE I

                             CARNEGIE GROUP, INC.
                                FIVE PPG PLACE
                        PITTSBURGH, PENNSYLVANIA 15222

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

                               ----------------

  This Information Statement is being mailed on or about October 7, 1998 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Carnegie Group, Inc., a Delaware corporation (the "Company"), to the holders of shares of common stock, par value $.01 per share, of the Company (the "Shares"). You are receiving this Information Statement in connection with the possible election of the Purchaser Designees (as hereinafter defined) to all of the seats on the Board of Directors of the Company (the "Company Board").

  The Company, Logica Inc., a Delaware corporation ("Parent"), and Logica Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Parent (the "Purchaser"), entered into an Agreement and Plan of Merger dated as of September 30, 1998 (the "Merger Agreement"), pursuant to which (i) Parent has caused the Purchaser to commence a tender offer (the "Offer") for all outstanding Shares at the price of $5.00 per Share, net to the seller in cash, without interest, and (ii) the Purchaser will be merged with and into the Company (the "Merger"). As a result of the Offer and the Merger, the Company will become a wholly-owned subsidiary of Parent.

  The Merger Agreement requires the Company to take such action to cause the Purchaser Designees to be elected to the Company Board under the circumstances described therein. See "Right to Designate Directors; Purchaser Designees."

  You are urged to read this Information Statement carefully. You are not, however, required to take any action.

  Pursuant to the Merger Agreement, the Purchaser commenced the Offer on Wednesday, October 7, 1998. The Offer is scheduled to expire at 12:00 midnight, New York City time, on Wednesday, November 4, 1998, unless the Offer is extended.

  The information contained in this Information Statement concerning Parent, the Purchaser and the Purchaser Designees has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

               RIGHT TO DESIGNATE DIRECTORS; PURCHASER DESIGNEES

  Promptly upon the purchase of Shares pursuant to the Offer, Parent shall be entitled to designate such number of directors, rounded up to the next whole number, on the Company Board as is equal to the product of (a) the total number of directors on the Company Board (after giving effect to the directors designated by Parent pursuant to this sentence) and (b) the percentage that the total votes represented by such number of Shares in the election of directors of the Company so purchased bears to the total votes represented by the number of Shares outstanding. In furtherance thereof, the Company shall, upon request by Parent, promptly increase the size of the Company Board and/or exercise its best efforts to secure the resignations of such number of its directors as is necessary to enable Parent's designees to be elected to the Company Board and shall take all actions to cause Parent's designees to be so elected to the Company Board. At such time, the Company shall also cause persons designated by Parent to constitute at least the same percentage (rounded up to the next whole number) as is on the Company Board of (i) each committee of the Company Board, (ii) each board of directors (or similar body) of each subsidiary of the Company and (iii) each committee (or similar body) of each such board. Each Purchaser Designee will serve as a director until such director's successor is elected and qualified or until such director's earlier resignation or removal.

  As of the date of this Information Statement, the Purchaser has not determined who will be the Purchaser Designees. However, Purchaser Designees will be selected from among the directors and executive officers of Logica plc, Parent and the Purchaser. Certain information regarding the candidates as Purchaser Designees is contained in Annex I and Annex II annexed hereto.

  None of the Purchaser Designees (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any directors or executive officers of the Company or (iii) to the best knowledge of Parent, beneficially owns any securities (or rights to acquire such securities) of the Company. The Company has been advised by Parent that, to the best of Parent's knowledge, none of the Purchaser Designees has been involved in any transactions with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the "Commission"), except as may be disclosed herein or in the Schedule 14D-9.

  It is expected that the Purchaser Designees may assume office at any time following the purchase by the Purchaser of such number of shares which satisfies the Minimum Share Condition (as defined in the Merger Agreement), which purchase cannot be earlier than November 4, 1998, and that, upon assuming office, the Purchaser Designees will thereafter constitute at least a majority of the Company Board.

                DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

  The Shares are the only class of voting securities of the Company outstanding. Each Share is entitled to one vote per Share on each matter properly brought before an annual or special meeting of stockholders of the Company. As of October 1, 1998, there were 6,556,424 Shares outstanding.

DIRECTORS OF THE COMPANY

  The Restated Certificate of Incorporation and the Amended and Restated By-Laws of the Company provide that the number of directors (which is to be not less than three) is to be determined from time to time by resolution of the Company Board. The total number of directors constituting the Company Board is currently six persons.

  Pursuant to the Company's Restated Certificate of Incorporation, the members of the Company Board are divided into three classes, designated Class I, Class II and Class III directors. Each class is to consist, as nearly as may be possible, of one-third of the total number of directors constituting the entire Company Board.

  There are no family relationships among any of the directors or executive officers of the Company. As indicated above, certain of the current directors will resign effective immediately following the purchase of at least a majority of the then-outstanding Shares by the Purchaser pursuant to the Offer and will be replaced by the Purchaser Designees.

EXECUTIVE OFFICERS OF THE COMPANY

  The names of the current executive officers of the Company, their ages as of October 1, 1998 and certain other information about them are set forth below.

NAME                     AGE                           POSITION
----                     ---                           --------
Dennis Yablonsky........  45 President, Chief Executive Officer and Director
John W. Manzetti........  50 Executive Vice President, Chief Financial Officer, Treasurer
                             Secretary and Director
Bruce D. Russell........  52 Senior Vice President
Raymond B. Kalustyan....  42 Vice President

  Mr. Yablonsky has served as President and Chief Executive Officer and as a director of the Company since August 1987. Before joining the Company, Mr. Yablonsky was President and Chief Operating Officer of Cincom Systems of Cincinnati, Ohio, a privately-held company that markets software products to the manufacturing, government and academic markets.

  Mr. Manzetti has served as Executive Vice President, Chief Financial Officer and Treasurer and as a director of the Company since February 1995. Prior to becoming an Executive Vice President, Mr. Manzetti served as Vice President, Finance and Administrative Services and Chief Financial Officer from October 1988 to February 1993, and as Vice President and Division Manager and Chief Financial Officer from February 1993 to February 1995. Mr. Manzetti has been Secretary since February 1989.

  Dr. Russell has served as Senior Vice President, Software Delivery since December 1997. Prior to becoming Senior Vice President, he served as Executive Vice President, Chief Operating Officer and as a director of the Company since February 1995. Prior to becoming an Executive Vice President, Dr. Russell served as Vice President and Division Manager from January 1989 through January 1995.

  Mr. Kalustyan has served as Vice President, Business Development since June 1998. Before joining the Company, Mr. Kalustyan was National Director, Capital Markets Practice for Unisys Corporation ("Unisys") prior to which he was National Director, Sales and Marketing for Insurance and Diversified Financial Services for Unisys. Before joining Unisys, he was a director of business development for Arthur Andersen LLP.

BOARD OF DIRECTORS AND COMMITTEES

  The Company Board met seven times during the year ended December 31, 1997. The Company Board has an Audit Committee and a Compensation Committee. The Company Board does not have a standing Nominating Committee.

  The Audit Committee is responsible for nominating the Company's independent auditors for approval by the Company Board, reviewing the scope, results and costs of the audit with the Company's independent auditors and reviewing the financial statements and accounting practices of the Company. The members of the Audit Committee are Dr. Reddy and Mr. Chatfield. The Audit Committee met once during 1997.

  The Compensation Committee is responsible for administering the Company's 1989 Stock Option Plan, its Long-Term Incentive Plan, its 1995 Stock Option Plan and its 1995 Employee Stock Purchase Plan and for recommending other compensation decisions to the Company Board. The members of the Compensation Committee are Dr. Reddy and Mr. Chatfield. The Compensation Committee met twice during 1997.

  No director attended fewer than 75% of the total number of meetings of the Company Board and the meetings of any committee of the Company Board on which he or she served during the fiscal year ended December 31, 1997, other than James G. Carbonell, who attended 71% of such meetings.

  Parent has informed the Company that the Purchaser Designees have not yet determined whether, or if, any committees of the Company Board will continue after the present Company Board members are replaced. Board meetings will be held consistent with the past practice of Parent with respect to its subsidiaries.

                            EXECUTIVE COMPENSATION

COMPENSATION SUMMARY

  The following table sets forth information regarding compensation of certain executive officers (the "Named Executive Officers") of the Company for the years ended December 31, 1997, 1996 and 1995.

                          SUMMARY COMPENSATION TABLE

                                                                    LONG-TERM
                                                                   COMPENSATION
                                         ANNUAL                       AWARDS
                                      COMPENSATION      OTHER       SECURITIES
                                    ----------------    ANNUAL      UNDERLYING
NAME AND PRINCIPAL POSITION    YEAR  SALARY   BONUS  COMPENSATION    OPTIONS
---------------------------    ---- -------- ------- ------------  ------------
Dennis Yablonsky.............. 1997 $225,255 $12,000   $234,232(1)    10,000
 President and Chief Executive 1996  217,506  30,000         --           --
  Officer
                               1995  207,501  72,996         --       65,000
John W. Manzetti.............. 1997  177,501   9,000         --       10,000
 Executive Vice President,     1996  167,505  25,000         --           --
  Chief
 Financial Officer, Treasurer  1995  157,506  49,496         --       45,000
  and Secretary
Bruce D. Russell.............. 1997  188,508   9,000         --       10,000
 Senior Vice President         1996  181,758  25,000         --           --
                               1995  171,756  49,496         --       45,000

--------
(1) Amount reimbursed for the payment of taxes incurred in connection with the exercise of options.

STOCK OPTIONS

  The Company currently maintains three stock option plans under which stock option awards have been made and, in the case of the 1995 Stock Option Plan, may be made, to eligible employees of the Company: the 1989 Stock Option Plan, the Long-Term Incentive Plan and the 1995 Stock Option Plan. The number of Shares authorized to be issued under the 1995 Stock Option Plan, and the terms of outstanding stock options under the 1989 Stock Option Plan, the Long-Term Incentive Plan and the 1995 Stock Option Plan, may be adjusted to prevent dilution or enlargement of rights in the event of any stock dividend, reorganization, reclassification, recapitalization, stock split, combination, merger, consolidation or other relevant capitalization change. On September 8, 1995, the Board terminated the 1989 Stock Option Plan and the Long-Term Incentive Plan and directed that Options which expire or terminate unexercised under these plans shall become available for award under the 1995 Stock Option Plan. As of October 1, 1998, the numbers of options granted and outstanding under the 1989 Stock Option Plan, the Long-Term Incentive Plan and the 1995 Stock Option Plan were 522,001, 340,000 and 696,875, respectively.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                          POTENTIAL REALIZABLE
                                                                            VALUE AT ASSUMED
                           NUMBER OF   % OF TOTAL                         ANNUAL RATE OF STOCK
                          SECURITIES    OPTIONS                          PRICE APPRECIATION FOR
                          UNDERLYING   GRANTED TO EXERCISE OR                OPTION TERM(4)
                            OPTIONS    EMPLOYEES  BASE PRICE  EXPIRATION ----------------------
NAME                     GRANTED(#)(1)  IN FY(2)   ($/SH)(3)    DATE       5%($)      10%($)
----                     ------------- ---------- ----------- ---------- ---------- -----------
Dennis Yablonsky........    10,000        6.5%       $6.38     02/10/07     $40,123    $101,681
John W. Manzetti........    10,000        6.5%        6.38     02/10/07      40,123     101,681
Bruce D. Russell........    10,000        6.5%        6.38     02/10/07      40,123     101,681

--------
(1) The options granted are incentive stock options that become exercisable in increments of 25% per year beginning on the first anniversary of the date of grant or immediately in the event of a Change in Control (as hereinafter defined).

(2) Based on an aggregate of 154,000 shares subject to options granted to employees during 1997.

(3) The exercise price per share equaled the fair market value of the Shares on the date of grant, based on the closing price of the Shares on The Nasdaq National Market as of such date.

(4) Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on assumed rates of appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration date. The 5% and 10% rates of appreciation are specified by the rules of the Securities and Exchange Commission and are not presented to forecast possible future appreciation, if any, in the price of the Shares. The actual gains, if any, on the stock option exercise will depend on the future performance of the Shares, the optionee's continued employment through vesting periods and the date on which the options are exercised.

  The following table sets forth certain information with respect to the exercise of options by the Named Executive Officers in the last fiscal year and the value of options held by the Named Executive Officers on December 31, 1997.

            AGGREGATED OPTION EXERCISES IN THE LAST FISCAL YEAR AND
                         FISCAL YEAR-END OPTION VALUES

                                                NUMBER OF UNEXERCISED     VALUE OF UNEXERCISED
                                               OPTIONS HELD AT FISCAL    IN-THE-MONEY OPTIONS AT
                           SHARES     VALUE          YEAR-END(#)          FISCAL YEAR-END($)(2)
                         ACQUIRED ON REALIZED ------------------------- -------------------------
NAME                     EXERCISE(#)  ($)(1)  EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
----                     ----------- -------- ----------- ------------- ----------- -------------
Dennis Yablonsky........   108,000   $726,300   289,316      77,684      $210,627      $59,373
John W. Manzetti........    40,000    170,000   117,316      67,684       109,377       59,373
Bruce D. Russell........        --         --   207,316      67,684       176,877       59,373

--------
(1) Represents the difference between the closing price per Share on date of exercise as reported on The Nasdaq National Market and the exercise price of the options, multiplied by the number of Shares issued upon exercise of the options. The value realized was determined without considering any taxes which may have been owed.

(2) Represents the difference between the closing price per Share as reported on The Nasdaq National Market on December 31, 1997 ($2.94) and the exercise price of the options, multiplied by the number of Shares issuable upon exercise of the options.

ARRANGEMENTS REGARDING TERMINATION OF EMPLOYMENT

  Each of Mr. Yablonsky, Mr. Manzetti, Dr. Russell and Mr. Kalustyan have entered into Employment Agreements with Parent. See "Agreements with Parent and the Purchaser--Employment Agreement with Dennis Yablonsky," "--Employment Agreement with John Manzetti," "--Employment Agreement with Bruce Russell" and "--Employment Agreement with Raymond Kalustyan" in Item 3 of the Schedule 14D-
9. In addition, each of such employees previously had entered into a Severance Agreement with the Company, which agreement provided for severance pay and the immediate vesting and exercisability of all options in the event of a "Change of Control," the definition of which includes the commencement of the Offer. The Severance Agreements have been terminated in connection with the Offer, although the exercisability of the options remains in force.

COMPENSATION OF DIRECTORS

  Directors do not receive compensation for serving as members of the Company Board or committees thereof or reimbursement of travel or other expenses relating to attendance at meetings of the Company Board or committees thereof.

  Upon his appointment to the Company Board in May 1992, Mr. Chatfield was granted options to purchase 4,000 Shares at an exercise price of $1.65 per Share, and in March 1995, Mr. Chatfield was granted options to purchase 2,000 Shares at an exercise price of $4.65 per Share. All of these stock options are subject to a vesting schedule, and unexercised options terminate 90 days after Mr. Chatfield ceases to be a director.

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  From January 1, 1997 through December 31, 1997, the Compensation Committee of the Company Board consisted of Dr. Reddy, Mr. Chatfield and Tracie Muesing, who resigned her position on the Company Board, effective as of May 11, 1998. The Compensation Committee is empowered to recommend to the Company Board compensation decisions for the Company's executive officers.

CERTAIN TRANSACTIONS

  During 1997, the Company derived revenue of approximately $3.4 million from the provision of software services to US WEST Communications, Inc. ("US WEST"). The Company is a party to certain existing agreements pursuant to which it will provide software services to US WEST in 1999. US WEST is a subsidiary of US WEST, Inc., which, based on information publicly filed by US WEST and described in the Company's Proxy Statement for 1998, is a beneficial owner of more than 5% of the Shares. In addition, Tracie Muesing, an officer of US WEST, had served on the Company Board since August 1995 until her resignation from the Company Board, effective May 11, 1998.

  Mr. Yablonsky is party to a loan agreement with the Company dated September 11, 1997 pursuant to which the Company loaned Mr. Yablonsky the principal sum of $325,000 in connection with the payment of liabilities for income and employment taxes incurred upon the exercise of a signing bonus stock option granted to Mr. Yablonsky in 1987. As of August 31, 1998, the outstanding balance due under the loan agreement, including accrued interest, was $347,608.77. Under the terms of the loan agreement, in the event of a "Change in Control," all remaining principal sum as of the date of such Change in Control, together with all accrued and unpaid interest, will be deemed to have been paid in full, as was the case upon the commencement of the Offer. Mr. Yablonsky and the Company entered into a Loan Termination Agreement dated as of September 30, 1998 to set forth the terms of the loan forgiveness and to thereafter terminate the loan agreement.

  On December 15, 1997, the Company and John Manzetti, a director and executive officer of the Company, entered into a loan agreement pursuant to which the Company loaned Mr. Manzetti the principal sum of $250,000, bearing interest at a rate of 6.39%. As of August 31, 1998, the outstanding balance due under the loan agreement, including accrued interest, was $263,312.50. The terms of the loan agreement require repayment on December 30, 1999. The Employment Agreement dated September 30, 1998 between Parent and Mr. Manzetti, however, amends the loan agreement as follows: (i) the principal sum, together with interest, is now required to be repaid in a single installment on the third anniversary of the Closing Date (as defined therein); (ii) one-half of the Net Portion of any bonus amount otherwise payable under Mr. Manzetti's Employment Agreement (a "Bonus Amount") shall, in lieu of being paid to Mr. Manzetti, be credited against the principal sum due under the loan agreement ("Net Portion" referring to that portion of any Bonus Amount that remains after Parent has withheld all federal, state and local taxes required to be withheld from such Bonus Amount); and (iii) in the event of any termination of Mr. Manzetti's employment, any salary otherwise payable as severance pay shall, in lieu of being paid to Mr. Manzetti, be credited against the principal sum then outstanding, plus any accrued interest due thereon.

  The Company and Carnegie Mellon University ("CMU"), through its Center for Machine Translation (the "Center"), are parties to a License and Affiliate Agreement dated January 31, 1991 (as amended, the "License Agreement") and a Subcontract Agreement dated February 1, 1991 (as amended, the "Subcontract Agreement"). The Center is headed by Dr. Jaime Carbonell, a director and stockholder of the Company. Under the License Agreement, CMU granted to the Company several perpetual, non-exclusive, worldwide licenses, some of which are royalty-bearing, to use and distribute certain base software. Also, pursuant to the License

Agreement, the Company became an "affiliate" of the Center, entitled to certain "affiliate benefits," which include access to Center personnel and computational resources, copies of technical reports, manuals and other publications produced by the Center, and copies of any improvements, modifications, enhancements, revisions, translations, extensions, corrections and adaptions to such base software. The term of the License Agreement and the Subcontract agreement continued through December 31, 1997. Pursuant to the Subcontract Agreement, the Company engages CMU, through the Center, to perform certain software development services and to furnish certain deliverable items. All of the deliverables developed under the Subcontract Agreement belong exclusively to the Company. Expenses incurred under the Subcontract Agreement and the License Agreement were approximately $400,000 during 1997.

        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

  The following table sets forth information regarding the beneficial ownership of the Shares as of October 1, 1998 held by each person who is known by the Company to have been the beneficial owner of more than five percent of the Shares on such date, by each director and Named Executive Officer of the Company and by all directors and executive officers of the Company as a group (based on 6,556,424 Shares outstanding as of such date). This information does not reflect the effects, if any, on beneficial ownership as a result of the obligations of the Stockholder Parties pursuant to the Tender Agreements to tender and vote their Shares in connection with the Offer and the Merger, nor does it reflect the effect of accelerated vesting of options as a result of the Offer. See "Agreements with Parent and the Purchaser--Tender Agreements" in Item 3 of the Schedule 14D-9 and "Arrangements Regarding Termination of Employment."

                                                               SHARES OWNED
                                                               BENEFICIALLY
                                                              ------------------
NAME AND ADDRESS OF BENEFICIAL OWNER                          NUMBER     PERCENT
------------------------------------                          -------    -------
US WEST, Inc................................................. 400,000(1)   6.1%
 7800 East Orchard Road
 Englewood, CO 80111
Quaker Capital Partners I, L.P.                               384,200(2)   5.9%
 The Arrott Building
 401 Wood Street, Suite 1300
 Pittsburgh, PA 15222
Raj Reddy.................................................... 413,000(3)   6.3%
 c/o School of Computer Science
 Carnegie Mellon University
 Pittsburgh, PA 15213
Jaime G. Carbonell........................................... 387,200(4)   5.9%
 c/o School of Computer Science
 Carnegie Mellon University
 Pittsburgh, PA 15213
Mark S. Fox.................................................. 372,776(5)   5.7%
 c/o Department of Industrial Engineering
 University of Toronto
 4 Taddle Creek Road
 Toronto, Ontario, Canada
Dennis Yablonsky............................................. 434,394(6)  6.6%
 c/o Carnegie Group, Inc.
 Five PPG Place
 Pittsburgh, PA 15222

                                                          SHARES OWNED
                                                          BENEFICIALLY
                                                        --------------------
NAME AND ADDRESS OF BENEFICIAL OWNER                     NUMBER      PERCENT
------------------------------------                    ---------    -------
Bruce D. Russell.......................................   239,394(7)   3.7%
John W. Manzetti.......................................   189,394(8)   2.9%
Glen F. Chatfield......................................     5,000(7)      *
All directors and executive officers as a group (8
 persons).............................................. 2,041,158(9)  31.1%

--------
  * Less than 1%

(1) Based on information contained in a Schedule 13G filed by US WEST, Inc. with the Securities and Exchange Commission on February 14, 1996. As US WEST, Inc.'s representative in its dealings as a stockholder of the Company, Tracie Muesing has shared voting power with respect to such shares. Ms. Muesing has resigned from the Company Board effective May 11, 1998.

(2) Based on information contained in a Schedule 13D filed by Quaker Capital Partners I, L.P. with the Securities and Exchange Commission on August 12, 1998.

(3) Includes 40,000 Shares issuable upon the exercise of options. Also includes 100,000 Shares owned by Dr. Reddy's spouse and 200,000 Shares held by Dr. Reddy's spouse as trustee for trusts for the benefit of Dr. Reddy's children. Dr. Reddy disclaims beneficial ownership of all 300,000 such Shares.

(4) Includes 40,000 Shares issuable upon the exercise of options. Also includes 24,000 Shares held by Dr. Carbonell as custodian for his children under the Pennsylvania Uniform Gifts to Minors Act. Dr. Carbonell disclaims beneficial ownership of all 24,000 such Shares.

(5) Includes 40,000 Shares issuable upon the exercise of options. Also includes 1,100 Shares owned by Dr. Fox's spouse and 1,100 Shares held by Dr. Fox's spouse as custodian for his child under the Pennsylvania Uniform Gifts to Minors Act. Dr. Fox disclaims beneficial ownership of all 2,200 such Shares.

(6) Includes 326,394 Shares issuable upon the exercise of options.

(7) Consists of Shares issuable upon the exercise of options.

(8) Includes 149,394 Shares issuable upon the exercise of options.

(9) Includes 840,182 Shares issuable upon the exercise of options.

                     REPORT OF THE COMPENSATION COMMITTEE

  The Compensation Committee determines compensation for the Named Executive Officers.

GENERAL COMPENSATION PHILOSOPHY

  The Company's compensation philosophy is that a significant portion of an executive's income should be based upon financial performance of the Company. In addition, compensation should reflect not only short-term performance but should also provide long-term incentives designed to tie the executive's economic return to the return of the Company's stockholders. Finally, the Committee believes that as a technology-based company, the Company must encourage and reward development of new technologies that contribute to the Company's growth.

COMPONENTS OF COMPENSATION

  The components of compensation for the Company's executive officers, which are designed to reflect the compensation philosophy, are addressed below:

  (a) Salary. The Company's salary policy is designed to provide salaries to its executives that have a modest competitive edge over the "market" for similar technology-based companies. Consideration is given to both general industry and computer services/software or high technology industry surveys to determine the appropriate level of salary increases. In addition, the Committee considers salary and other compensation provided by a group of comparable companies. For 1997, the Compensation Committee set salaries for the principal executive officers that represented increases ranging from 3.6% to 6.0% over their respective 1997 salaries.

  (b) Short-Term Incentive Compensation/Bonus Pool. The Company's senior management executive compensation program is designed to provide short term incentive bonuses for the achievement of specified performance goals. For 1997, the Compensation Committee approved the allocation of a specified dollar amount for each executive as an "A Pool" and a "B Pool." The amounts payable from each pool are based on the following performance criteria: corporate profit growth (50% of each pool), corporate revenue growth (25%), backlog (15%) and the creation of new technologies coupled with achievement of a specified level of revenue from continuing technology (10%). The A Pool is payable based on the extent to which target goals are achieved, while the B Pool is payable only if Company performance exceeds one or more of the target goals. To the extent an A Pool target is not met with respect to one performance criterion, a pro rata portion of the A Pool allocated to that criterion may be paid, but only if a minimum threshold is exceeded. In 1997, the profit growth and revenue growth levels and backlog were below the threshold and target amounts and the technology growth/revenues from continuing technology target was met. As a result, each of the principal executives received 20% of his total A Pool and 0% of his total B Pool.

  (c) Profit Sharing. All employees of the Company participate in the Company's profit sharing plan and receive an equal amount, regardless of their capacity with the Company. The amount distributed is based on a fixed formula related to pre-tax profits.

  (d) Long-Term Incentive Plan. In 1991, options were granted to all executive officers under the Carnegie Group, Inc. Long-Term Incentive Plan. The purpose of this stock option plan was to provide an incentive for the Company's key management employees to increase their ownership interest in the Company and to achieve long-term corporate objectives by exerting their efforts to accelerate the growth of revenue, profit and technology creation. To achieve this purpose, options were granted with vesting provisions that would not permit exercise for an extended period of time (nine to ten years), but with the opportunity to accelerate vesting based on the achievement of profit growth, revenue growth and technology creation coupled with specified revenue growth from continuing technology.

  Under the plan, an "Annual Available Pool" equal to one-fifth of the executive's options granted under the plan is used as a base amount for determining the number of shares underlying the option as to which vesting may be accelerated in a particular year. The base amount is multiplied by a percentage (the "Applicable Percentage") allocated to each of the profit growth, revenue growth and technology creation/revenues from continuing technology components. The Applicable Percentage ranges from zero to 150% and is based on a predetermined formula applied to the Company's performance in these areas. The product of the base amount and the Applicable Percentage is multiplied by a factor (the "Applicable Factor") of 50% in the case of the profit growth component, 30% in the case of the revenue growth component and 20% in the case of the technology creation/revenues from continuing technology component. The profit growth, revenue growth and technology creation/revenue from continuing technology components as adjusted by their respective Applicable Factors are added to determine the percentage of the "Annual Available Pool" subject to accelerated vesting. For 1997, based on the achievement of the technology/revenues from continuing technology goal, vesting equal to 20% of the pool was obtained. Accordingly, a number of shares equal to 20% of the shares in the "Annual Available Pool" qualified for accelerated vesting and become exercisable in equal increments over the following three year period. For example, in the case of Messrs. Yablonsky, Russell and Manzetti, each of whom had 24,000 shares in the "Annual Available Pool" (one fifth of the 360,000 shares underlying options initially granted to them under the plan), accelerated vesting was earned with respect to 4,800 shares, with 1,600 shares vesting in each of 1998, 1999 and 2000.

  (e) 1995 Stock Option Plan. As is the case with the Long-Term Incentive Plan, the 1995 Stock Option Plan is designed to provide incentive for the enhancement of stockholder value, since the full benefit of stock option grants typically is not realized unless there has been appreciation in per share values over several years. In connection with grants last year pursuant to the plan, the determination of the number of options to be granted was not based on any specific criteria. However, the committee determined that the grant of options in 1997 was appropriate in recognition of the contribution of the executive officers over the past several years and as an incentive to their continued contribution to the Company's success in future years.

COMPENSATION FOR THE CHIEF EXECUTIVE OFFICER

  Reference is made to the discussion above with respect to objective criteria applicable to compensation for executive officers, including Dennis Yablonsky, the Company's President and Chief Executive Officer.

  The Committee believes, based on the information discussed above under "Salary," that Mr. Yablonsky's salary in 1997, which reflected an increase of 3.6% over his 1996 salary, is consistent with the Committee's policy to provide a modest competitive edge over the "market" for similar technology-based companies.

  With regard to the senior management incentive compensation program, the percentage of the A Pool and B Pool paid to Mr. Yablonsky were the same as the percentages paid to the other principal executive officers. The dollar amount of Mr. Yablonsky's aggregate bonus pool was higher than the other principal executive officers, because Mr. Yablonsky's bonus pool reflects the level of his responsibilities as the Company's principal executive officer.

  Mr. Yablonsky's profit sharing payment and accelerated exercisable options under the Long-Term Incentive Plan were based upon the same factors applicable to the respective participants in those plans.

INTERNAL REVENUE CODE SECTION 162(M)

  The Committee reviewed the potential consequences of Section 162(m) of the Internal Revenue Code with respect to executive compensation. Section 162(m) imposes a limit on tax deductions for annual compensation in excess of $1,000,000 paid to any of the five most highly compensated executive officers. The Company does not anticipate that Section 162(m) will have an adverse effect on the Company in the short-term. In this regard, base salary and bonus levels are expected to remain well below the $1,000,000 limitation in the foreseeable future. In addition, the 1995 Stock Option Plan has been designed to qualify potential benefits under that plan as "performance based" compensation which may be excluded from the compensation used to determine the $1,000,000 limitation. Over the longer term, the Committee will continue to examine the effects of this tax provision and will monitor the level of compensation paid to the executive officers in order to ameliorate, to the extent possible, the potential adverse effects of Section 162(m).

                        DR. RAJ REDDYGLEN F. CHATFIELD

         COMPARISON OF CUMULATIVE TOTAL RETURN SINCE NOVEMBER 29, 1995

  The following graph shows the cumulative total stockholder return on the Shares from November 29, 1995 (the first day of trading of the Shares upon the Company's initial public offering) through December 31, 1997, as compared to the returns of The Nasdaq National Market Composite Index and the Nasdaq Computer and Data Processing Services Stock Index. The graph assumes that $100 was invested in the Shares on November 29, 1995 and in The Nasdaq National Market Composite Index and the Nasdaq Computer and Data Processing Services Stock Index and assumes reinvestment of dividends.

                             [GRAPH APPEARS HERE]

                                            NOVEMBER 29, 1995     DECEMBER 31, 1995     DECEMBER 31, 1996    DECEMBER 31, 1997
                                            -----------------     -----------------     -----------------    -----------------
Carnegie Group, Inc. .....................        100                   103                     74                   31
Nasdaq National Market Composite Index....        100                   100                    123                  150
Nasdaq Computer and Data Processing
  Services Stock Index....................        100                    98                    121                  149

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

  Under Section 16(a) of the Securities Exchange Act of 1934, as amended, the Company's directors, officers and persons who are directly or indirectly the beneficial owners of more than 10% of the Shares are required to file with the Commission, within specified monthly and annual due dates, a statement of their initial beneficial ownership and all subsequent changes in ownership of Shares. Rules of the Commission require such persons to furnish the Company with copies of all Section 16(a) forms they file. Based solely upon a review of such forms, the Company believes that, during the year ended December 31, 1997, all such persons complied with all applicable filing requirements, other than Dennis Yablonsky, the Company's President and Chief Executive Officer, who filed late one report with respect to the exercise of an option to purchase 108,000 Shares.

                                                                        ANNEX I

         DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER AND PARENT

  The following tables set forth the name, age, current business address and present principal occupation and citizenship or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of the Purchaser and Parent. The current business address of each such person is 32 Hartwell Avenue, Lexington, Massachusetts 02421, except the current business address for each of Mr. Given and Dr. Read is Stephenson House, 75 Hampstead Road, London NW1 2PL, United Kingdom. Each such person is a citizen of the United States except for Messrs. Webb and Given, Dr. Read and Ms. Horsfall who are citizens of the United Kingdom.

DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER

NAME                                             AGE POSITION WITH THE PURCHASER
----                                             --- ---------------------------
Corey Torrence..................................  40 President and Director
Douglas Webb....................................  37 Vice President and Director

  COREY TORRENCE. Mr. Torrence became the President and a Director of the Purchaser in connection with its formation in September 1998. Mr. Torrence joined Parent as President, Chief Executive Officer and a Director in October 1997 and has been an Executive Committee Member of Logica plc since October 1997. He was previously employed by AT&T Solutions, where he was Managing Partner of the company's Supply Chain Management Consulting Practice from 1995 until 1997. Mr. Torrence served as Vice President and General Manager for the U.S. Atlantic Region of SHL Systemhouse Inc. from 1993 until 1995.

  DOUGLAS WEBB. Mr. Webb became the Vice President and a Director of the Purchaser in connection with its formation in September 1998. Mr. Webb has held the position of Chief Financial Officer of Parent since 1997 and has also served as a Director of Parent since January 1996. From April 1997 to December 1997, Mr. Webb served as the Executive Vice President of the Communications Division of Parent. From 1996 to 1997, he held the position of Chief Operating Officer of Parent. From 1995 to 1996, he held the position of Chief Financial Officer of Parent. He was also Group Financial Controller of Logica plc from 1994 to 1995. He was previously employed by Price Waterhouse, where he was employed as a Senior Manager from 1990 to 1994.

DIRECTORS AND EXECUTIVE OFFICERS OF PARENT

NAME                  AGE                 POSITION WITH PARENT
----                  ---                 --------------------
Corey Torrence.......  40 President, Chief Executive Officer and Director
Douglas Webb.........  37 Chief Financial Officer and Director
Karen Roche..........  47 Executive Vice President--Financial Services Division
Mike Maloney.........  42 Executive Vice President--Communications Division
Pauline Horsfall.....  39 Vice President--Human Resources
Jim Cypert...........  62 Vice President--Asset and Resource Management and
                          Acting Vice President--Energy and Utilities Division
Dr. Martin Read......  48 Director
Andrew Given.........  50 Director

  COREY TORRENCE. Mr. Torrence joined Parent as President, Chief Executive Officer and a Director in October 1997 and has been an Executive Committee Member of Logica plc since October 1997. He was previously employed by AT&T Solutions, where he was Managing Partner of the company's Supply Chain Management Consulting Practice from 1995 until 1997. Mr. Torrence served as Vice President and General Manager for the U.S. Atlantic Region of SHL Systemhouse Inc. from 1993 until 1995.

  DOUGLAS WEBB. Mr. Webb has held the position of Chief Financial Officer of Parent since 1997 and has also served as a Director of Parent since January 1996. From April 1997 to December 1997, Mr. Webb served as the Executive Vice President of the Communications Division of Parent. From 1996 to 1997, he held the position of Chief Operating Officer of Parent. From 1995 to 1996, he held the position of Chief Financial Officer of Parent. He was also Group Financial Controller of Logica plc from 1994 to 1995. He was previously employed by Price Waterhouse, where he was employed as a Senior Manager from 1990 to 1994.

  KAREN ROCHE. Ms. Roche was appointed Executive Vice President--Financial Services Division of Parent in 1997. She was previously employed as Vice President--Financial Products Group of Parent from 1996 to 1997 and Vice President--Wholesale Banking Division of Parent from 1993 to 1995.

  MIKE MALONEY. Mr. Maloney joined Parent as Executive Vice President-- Communications Division in 1997. He was previously employed by Ameritech, where he served in various capacities from 1995 to 1997, including: General Manager--Managed Services, Acting Vice President--Alliance Business Sales, and General Manager--Alliance Business Planning. Mr. Maloney served as Managing Director--Networked Systems Management Business Development for SHL Systemhouse from 1993 to 1995.

  PAULINE HORSFALL. Ms. Horsfall joined Parent as Vice President--Human Resources in 1997. She was previously employed by Logica plc, where she was Management Development and Training Manager from 1995 to 1997. Ms. Horsfall served as Director of Human Resources, Sensors Group for Thorn EMI Electronics from 1993 to 1995.

  JIM CYPERT. Mr. Cypert has served as Vice President--Asset and Resource Management and Acting Vice President--Energy and Utilities Division of Logica Inc. since 1998. At Parent, Mr. Cypert was also employed as Vice President-- Marketing for the Energy and Utilities Division from 1996-1998. From 1993 to 1996, Mr. Cypert was Vice President of Integration Services for the Synercom Division at Parent.

  DR. MARTIN READ. Dr. Read has been a Director of Parent since October 1993. Since 1993, he has also been Managing Director and the Chief Executive of Logica plc. From 1990 to 1993, Dr. Read served as Managing Director of GEC Marconi Radar and Control Systems Limited and Associated Companies.

  ANDREW GIVEN. Mr. Given has been a Director of Parent since April 1994. Mr. Given has also been on the board of Logica plc as Group Finance Director since April 1990 and has served as Company Secretary for Logica plc since June 1993.

                                                                       ANNEX II

                DIRECTORS AND EXECUTIVE OFFICERS OF LOGICA PLC

  The following table sets forth the name, age, current business address and present principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive of Logica plc. The current business address of each such person is Stephenson House, 75 Hampstead Road, London NW1 2PL, United Kingdom, except the current business address for each of Messrs. Craig and De Meyere is Wijnhaven 69, 3011 WJ Rotterdam, The Netherlands, and for Mr. Torrence is
32 Hartwell Avenue, Lexington, Massachusetts 02421. Each such person is a citizen of the United Kingdom, except Mr. De Meyere, who is a citizen of the Kingdom of Belgium, Mr. Mamsch, who is a citizen of Germany, Mr. Torrence, who is a citizen of the United States of America and Mr. Vinken, who is a citizen of The Netherlands.

NAME                     AGE                              POSITION
----                     ---                              --------
Sir Frank Barlow........  68 Non-Executive Chairman, Board Member, Executive Committee
                             Member and Non-Executive Director
Dr. Martin Read.........  48 Managing Director and Chief Executive, Board Member and
                             Executive Committee Member
Mario Anid..............  40 Executive Committee Member and Corporate Development Director
Duncan Craig............  49 Board Member, Executive Committee Member and Regional Director for
                             Continental European Operations
Wilfried De Meyere......  45 Executive Committee Member and Regional Director
                             for Continental European Operations
Elizabeth Filkin........  57 Non-Executive Director
Andrew Given............  50 Board Member, Executive Committee Member, Group Finance
                             Director and Company Secretary
Royston Hoggarth........  36 Executive Committee Member and Director of International
                             Lines of Business
Laurence Julien.........  52 Executive Committee Member and Supervisory Managing Director
                             of Logica UK Limited
Jim McKenna.............  43 Board Member, Executive Committee Member, Group Personnel
                             Director and Regional Director for Asia Pacific Region
Helmut Mamsch...........  53 Non-Executive Director
Sam Sassoon.............  53 Executive Committee Member and Supervisory
                             Managing Director of Logica UK Limited
Corey Torrence..........  40 Executive Committee Member and President and Chief Executive
                             Officer of Logica Inc.
Dr. Pierre Vinken.......  70 Non-Executive Director
Richard Wakeling........  51 Non-Executive Director

  SIR FRANK BARLOW. Sir Frank joined the board as a Non-Executive Director in January 1995 and became Chairman in November 1995. Among the many companies of which Sir Frank serves as Director, he has served as a Director of the Economist Newspaper Ltd since 1984 and served as Managing Director of Pearson plc from 1986 until his retirement at the end of 1996. Sir Frank was knighted in the Queen's New Year's Honours List 1998 for services to the newspaper industry.

  DR. MARTIN READ. Dr. Read joined the board as Managing Director and Chief Executive in July 1993. He has also served as a Director of Parent since October 1993. From 1990 to 1993, Dr. Read served as Managing Director of GEC Marconi Radar and Control Systems Limited and associated companies.

  MARIO ANID. Mr. Anid joined the Executive Committee in 1995 as Corporate Development Director. He was previously Corporate Development Director at Sema Group plc from 1993 until 1995.

  DUNCAN CRAIG. Mr. Craig joined the board in 1991 and is Regional Director for Continental European Operations. He joined Logica plc in 1971 and has been based in The Netherlands since 1974.

  WILFRIED DE MEYERE. Mr. De Meyere joined the Executive Committee in July 1998 as Regional Director for Continental European Operations. From 1994 to 1998, he was Managing Director of Logica BV. From 1992 to 1996, Mr. De Meyere was the Chief Executive of Logica SA/NV.

  ELIZABETH FILKIN. Ms. Filkin joined the board as a Non-Executive Director in January 1995. Ms. Filkin has also been the Adjudicator for the Inland Revenue, Customs and Excise, Contributions Agency and Contributions Unit Northern Ireland since June 1993. She has also served as a Non-Executive Director at the Britannia Building Society since 1992.

  ANDREW GIVEN. Mr. Given joined the board as Group Finance Director in April 1990 and has served as the Company Secretary since June 1993. Mr. Given has also served as a Director of Parent since April 1994.

  ROYSTON HOGGARTH. Mr. Hoggarth joined the Executive Committee in December 1997, as Director of International Lines of Business, responsible for Finance, Telecoms and Energy and Utilities. From 1993 to 1997, Mr. Hoggarth served as General Manager at IBM, where he was responsible for the group's retail brands worldwide.

  LAURENCE JULIEN. Mr. Julien joined the Executive Committee in 1996 as Supervisory Managing Director of Logica UK Limited. He joined Logica in 1980 and has held line management positions since 1984.

  JIM MCKENNA. Mr. McKenna joined the Executive Committee in 1993 as Group Personnel Director and was appointed to the board in February 1998. Since 1996 he has also been the Regional Director for the Asia Pacific Region. From 1985 to 1993, Mr. McKenna served as Personnel Director of GEC Marconi Radar and Control Systems Limited and associated companies.

  HELMUT MAMSCH. Mr. Mamsch joined the board as a Non-Executive Director in September 1997. He has also served as Director of VEBA AG since January 1998 and a Director of MEMEC Inc. (USA) since May 1998. From 1989 until 1996, Mr. Mamsch served as Director of Raab Karcher U.K., Ltd.

  SAM SASSOON. Mr. Sassoon joined the Executive Committee in November 1996 as a Supervisory Managing Director of Logica UK Limited. From January 1993 until June 1996, Mr. Sassoon served as Vice President and General Manager of the European outsourcing group of Unisys.

  COREY TORRENCE. Mr. Torrence joined the Executive Committee in October 1997 as President and Chief Executive of Parent. He has also served as a Director of Parent since October 1997. From 1995 until 1997, Mr. Torrence served as Managing Partner of the Supply Chain Management Consulting Practice for AT&T Solutions. From 1993 until 1995, Mr. Torrence served as Vice President and General Manager for the U.S. Atlantic Region of SHL Systemhouse Inc.

  PIERRE VINKEN. Mr. Vinken joined the board in April 1990 and is a Non-Executive Director, having previously served on the board of directors for Logica BV since 1985. He was formerly chairman of Reed Elsevier plc until his retirement in 1995. He was also a director of Pearson plc and The Economist Group.

  RICHARD WAKELING. Mr. Wakeling joined the board as a Non-Executive Director in January 1995. He is a Non-Executive Director of Staveley Industries, Oxford Instruments, and Henderson Geared Income & Growth Trust. He is also Chairman of Henderson Technology Trust.

                                 EXHIBIT INDEX

 Exhibit (a)(1)  Offer to Purchase dated October 7, 1998/1/*
 Exhibit (a)(2)  Letter of Transmittal/1/*
 Exhibit (a)(3)  Letter to Stockholders of Carnegie Group, Inc. dated October
                 7, 1998 from Dennis Yablonsky, President and Chief Executive
                 Officer of Carnegie Group, Inc./1/*
 Exhibit (a)(4)  Opinion of Updata Capital, Inc., dated September 30, 1998/1/*
 Exhibit (a)(5)  Opinion of Parker/Hunter Incorporated, dated September 30,
                 1998/1/*
 Exhibit (a)(6)  Press Release issued by Carnegie Group, Inc., dated October 1,
                 1998/2/
 Exhibit (c)(1)  Agreement and Plan of Merger dated as of September 30, 1998 by and among Logica Inc., Logica Acquisition Corp. and Carnegie
                 Group, Inc./2/
 Exhibit (c)(2)  Tender Agreement dated as of September 30, 1998 by and among
                 Logica Inc., Logica Acquisition Corp., Carnegie Group, Inc.
                 and Raj Reddy, Anuradha Reddy, Anuradha Reddy as Trustee of
                 the Geetha Reddy Trust and Anuradha Reddy as Trustee of the
                 Shyamala Reddy Trust/2/
 Exhibit (c)(3)  Tender Agreement dated as of September 30, 1998 by and among
                 Logica Inc., Logica Acquisition Corp., Carnegie Group, Inc.
                 and Jaime Carbonell, Jaime Carbonell as Custodian for Diana
                 Carbonell, Jaime Carbonell as Custodian for Isabelle
                 Carbonell, Jaime Carbonell as Custodian for Ruben Carbonell,
                 Jaime Carbonell as Custodian for Rachel Carbonell, Jaime
                 Carbonell in Trust for Diana Carbonell, Jaime Carbonell in
                 Trust for Isabelle Carbonell, Jaime Carbonell in Trust for
                 Ruben Carbonell and Jaime Carbonell in Trust for Rachel
                 Carbonell/2/
 Exhibit (c)(4)  Tender Agreement dated as of September 30, 1998 by and among
                 Logica Inc., Logica Acquisition Corp., Carnegie Group, Inc.
                 and Mark S. Fox, Tressa S. Fox and Tressa S. Fox in Trust for
                 Jacob Fox/2/
 Exhibit (c)(5)  Tender Agreement dated as of September 30, 1998 by and among
                 Logica Inc., Logica Acquisition Corp., Carnegie Group, Inc.
                 and Dennis Yablonsky and Veronica Yablonsky/2/
 Exhibit(c)(6)   Tender Agreement dated as of September 30, 1998 by and among
                 Logica Inc., Logica Acquisition Corp., Carnegie Group, Inc.
                 and John W. Manzetti/2/
 Exhibit (c)(7)  Employment Agreement dated as of September 30, 1998 between
                 Logica Inc. and Dennis Yablonsky1
 Exhibit (c)(8)  Employment Agreement dated as of September 30, 1998 between
                 Logica Inc. and John Manzetti1
 Exhibit (c)(9)  Employment Agreement dated as of September 30, 1998 between
                 Logica Inc. and Bruce Russell1
 Exhibit (c)(10) Employment Agreement dated as of September 30, 1998 between
                 Logica Inc. and Raymond Kalustyan1
 Exhibit (c)(11) Mutual Confidential Non-Disclosure Agreement dated August 27,
                 1998 between Carnegie Group, Inc. and Logica Inc., as amended by letter dated September 22, 19981
 Exhibit (c)(12) Severance Termination Agreement dated as of September 30, 1998 between Carnegie Group, Inc. and Dennis Yablonsky1
 Exhibit (c)(13) Severance Termination Agreement dated as of September 30, 1998 between Carnegie Group, Inc. and John Manzetti1
 Exhibit (c)(14) Severance Termination Agreement dated as of September 30, 1998 between Carnegie Group, Inc. and Bruce Russell1
 Exhibit (c)(15) Severance Termination Agreement dated as of September 30, 1998 between Carnegie Group, Inc. and Raymond Kalustyan1
 Exhibit (c)(16) Loan Termination Agreement dated as of September 30, 1998 between Carnegie Group, Inc. and Dennis Yablonsky1

--------
*Included in copies mailed to stockholders by Carnegie Group, Inc., Logica Inc. or Logica Acquisition Corp.

/1/Filed herewith.

/2/Previously filed as an exhibit to the Form 8-K filed with the Securities and Exchange Commission by Carnegie Group, Inc. on October 6, 1998.